Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

RADIUS GLOBAL INFRASTRUCTURE, INC.,

APW OPCO LLC,

CHORD PARENT, INC.,

CHORD MERGER SUB I, INC.

and

CHORD MERGER SUB II, LLC

Dated as of March 1, 2023

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ii

Annex I        Index of Defined Terms

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 1, 2023 (this “Agreement”), by and among RADIUS GLOBAL INFRASTRUCTURE, INC., a Delaware corporation (the “Company”), APW OPCO LLC, a Delaware limited liability company (“OpCo” and, together with the Company, the “Company Parties”), CHORD PARENT, INC., a Delaware corporation (“Parent”), CHORD MERGER SUB I, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”) and CHORD MERGER SUB II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Merger Sub I (“Merger Sub II” and, together with Parent and Merger Sub I, the “Parent Parties”). All capitalized terms that are used in this Agreement have the respective meanings given to them in Section 8.13.

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub I will be merged with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a wholly owned Subsidiary of Parent, and pursuant to the Company Merger, (a) each share of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”) (other than shares of Class A Common Stock canceled pursuant to Section 2.02(b)), will be converted into the right to receive $15.00 per share (such amount, the “Merger Consideration”), (b) each share of Class B common stock, par value $0.0001 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”), will be canceled for no consideration, (c) each share of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Founder Preferred Stock” (the “Series A Founder Preferred Stock”), will be converted into the right to receive the Merger Consideration and (d) each share of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Founder Preferred Stock” (the “Series B Founder Preferred Stock” and, together with the Series A Founder Preferred Stock, the “Company Preferred Stock”; Company Preferred Stock together with the Company Common Stock, the “Company Capital Stock”), will be canceled for no consideration;

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub II will be merged with and into OpCo (the “OpCo Merger” and, together with the Company Merger, the “Mergers”), with OpCo surviving the OpCo Merger as a Subsidiary of Parent and the Company, and pursuant to the OpCo Merger, (a) each unit of limited liability company interests of OpCo designated as “Class A Common” units under the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated as of July 31, 2020 (the “OpCo LLC Agreement”), will be converted into one unit of limited liability company interests in the Surviving LLC, (b) each unit of limited liability company interests of OpCo designated as “Class B Common” units under the OpCo LLC Agreement (other than any Rollover Equity contributed to Merger Sub II pursuant to the Rollover Agreements (the “Initial Rolled Units”)) will be converted into the right to receive the Merger Consideration, (c) the single unit of limited liability company interests of OpCo designated as the “Carry Unit” under the OpCo LLC Agreement (the “Carry Unit”) will be cancelled for no consideration, (d) each unit of limited liability company interests of OpCo designated as “Series A LTIP”, “Series B LTIP” and “Series C LTIP” units under the OpCo LLC Agreement (collectively, the “LTIP Units”) will be converted into the right to receive the Merger Consideration, (e) each unit of limited liability company interests of OpCo designated as “Series A Rollover Profits” units under the OpCo LLC Agreement (the “Series A Rollover Profits Units”) will be canceled for no consideration and (f) each unit of limited liability company interests of OpCo designated as “Series B Rollover Profits” units under the OpCo LLC Agreement (the “Series B Rollover Profits Units”) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee thereof consisting only of independent and disinterested directors (the “Transaction Committee”), has (a) determined that the Merger Transactions are fair to and in the best interests of the Company and its stockholders, (b) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger Transactions, (c) declared this Agreement and the Merger Transactions advisable and (d) recommended that the Company’s stockholders adopt this Agreement;

WHEREAS, the Company, in its capacity as the sole manager of OpCo, has (a) duly authorized and approved the execution, delivery and performance by OpCo of this Agreement and the consummation by OpCo of the Merger Transactions and (b) declared this Agreement and the Merger Transactions advisable;

WHEREAS, the Board of Directors or the Board of Managers or the sole member, as applicable, of each Parent Party has duly authorized and approved the execution, delivery and performance by such Parent Party of this Agreement and the consummation by such Parent Party of the Transactions, and declared this Agreement advisable;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub I will approve and adopt this Agreement by written consent immediately following its execution;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company Parties to enter into this Agreement, each of EQT Active Core Infrastructure SCSp and Public Sector Pension Investment Board (collectively, the “Sponsors”) are entering into the Equity Funding Letters and the Termination Equity Commitment Letters, pursuant to which, and subject to the terms and conditions set forth therein, the Sponsors are committing to provide funds to Parent for the payment of certain obligations of the Parent Parties under this Agreement; and

WHEREAS, the Company, OpCo, Parent, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

The Mergers

SECTION 1.01. The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), at the OpCo Merger Effective Time, Merger Sub II shall be merged with and into OpCo, the separate existence of Merger Sub II shall thereupon cease and OpCo shall continue as the surviving entity of the OpCo Merger. OpCo, as the surviving entity of the OpCo Merger, is hereinafter referred to as the “Surviving LLC”.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Company Merger Effective Time, Merger Sub I shall be merged with and into the Company, the separate corporate existence of Merger Sub I shall thereupon cease and the Company shall continue as the surviving corporation in the Company Merger. The Company, as the surviving corporation of the Company Merger, is hereinafter referred to as the “Surviving Corporation” and, together with the Surviving LLC, the “Surviving Entities”.

SECTION 1.02. Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by Parent and the Company (the “Closing Date”), which date shall be as soon as practicable following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) (but in no event later than the fifth (5th) Business Day following such satisfaction or waiver of such conditions), by the remote exchange of electronic copies of documents and signatures, unless another date, time or place is agreed to in writing by Parent and the Company.

SECTION 1.03. Effective Times.

(a) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Parent, Merger Sub II and OpCo shall cause the OpCo Merger to be consummated pursuant to the DLLCA by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DLLCA (the “OpCo Certificate of Merger”), and shall make all other filings, recordings or publications required under the DLLCA in connection with the OpCo Merger. The OpCo Merger shall become effective at the time that the OpCo Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of the OpCo Certificate of Merger and specified in the OpCo Certificate of Merger (the time at which the OpCo Merger becomes effective is herein referred to as the “OpCo Merger Effective Time”).

(b) Subject to the provisions of this Agreement, concurrently with the filing of the OpCo Certificate of Merger pursuant to Section 1.03(a) on the Closing Date, Parent, Merger Sub I and the Company shall cause the Company Merger to be consummated pursuant to the DGCL by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Company Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Company Merger. The Company Merger shall become effective at the time that the Company Certificate of Merger is filed with the Secretary of State or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of the Company Certificate of Merger and specified in the Company Certificate of Merger (the time at which the Company Merger becomes effective is herein referred to as the “Company Merger Effective Time”); provided that, the Company Merger Effective Time shall occur immediately after the OpCo Merger Effective Time.

SECTION 1.04. Effects of the Mergers. The OpCo Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing and subject thereto, at the OpCo Merger Effective Time, all the properties, rights, privileges, powers and franchises of OpCo and Merger Sub II shall vest in the Surviving LLC and all debts, liabilities and duties of OpCo and Merger Sub II shall become the debts, liabilities and duties of the Surviving LLC. The Company Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation and By-laws; Organizational Documents.

(a) At the Company Merger Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Company Merger Effective Time, shall remain unchanged and shall become the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (subject to Section 5.06) and the by-laws of the Company, as in effect immediately prior to the Company Merger Effective Time, shall remain unchanged and shall become the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (subject to Section 5.06).

(b) At the OpCo Merger Effective Time, the certificate of formation of OpCo, as in effect immediately prior to the OpCo Merger Effective Time, shall remain unchanged and shall become the certificate of formation of the Surviving LLC until thereafter amended as provided therein or by applicable Law and the limited liability company agreement of OpCo, as in effect immediately prior to the OpCo Merger Effective Time, shall be amended and restated in a form designated by Parent and the applicable Rollover Holders in accordance with the Rollover Agreements prior to the OpCo Merger Effective Time and as so amended and restated shall become the limited liability company agreement of the Surviving LLC until thereafter amended as provided therein or by applicable Law.

SECTION 1.06. Directors and Officers.

(a) The directors of Merger Sub I immediately prior to the Company Merger Effective Time shall be the directors of the Surviving Corporation immediately following the Company Merger Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and by-laws of the Surviving Corporation. The officers of the Company immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the charter and by-laws of the Surviving Corporation.

(b) The officers of OpCo immediately prior to the OpCo Merger Effective Time shall be the officers of the Surviving LLC until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving LLC.

ARTICLE II

Effect of the Mergers on OpCo Units and the Company Capital Stock

SECTION 2.01. Effect on OpCo Units. At the OpCo Merger Effective Time, unless agreed otherwise by Parent and the holders of the following securities (including pursuant to any Rollover Agreement), by virtue of the OpCo Merger and without any action on the part of the Parent Parties, the Company Parties or the holders of any of the following securities:

(a) LLC Interests of Merger Sub II. Each unit of limited liability company interests of Merger Sub II that is issued and outstanding as of immediately prior to the OpCo Merger Effective Time, including after giving effect to any Rollover Agreement, shall be converted into a number of units of limited liability company interests of the Surviving LLC equal to the Exchange Ratio, and thereupon each unit representing ownership of such limited liability company interests of Merger Sub II shall thereafter represent ownership of limited liability company interests of the Surviving LLC.

(b) Owned OpCo Common Units. Each OpCo Common Unit that is issued and outstanding as of immediately prior to the OpCo Merger Effective Time and held by the Company (an “Owned OpCo Common Unit”) shall be converted into one (1) unit of limited liability company interests of the Surviving LLC, and thereupon each unit representing ownership of such Owned OpCo Common Unit will thereafter represent ownership of limited liability company units of the Surviving LLC.

(c) Conversion of OpCo Common Units. Each OpCo Common Unit that is outstanding as of immediately prior to the OpCo Merger Effective Time (other than Owned OpCo Common Units and the Rollover Equity (including, for the avoidance of doubt, the Initial Rolled Units) shall be converted into the right to receive the Merger Consideration. As of the OpCo Merger Effective Time, all such OpCo Common Units shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such non-certificated OpCo Common Unit held in book entry form (each, an “OpCo Book Entry Unit”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.04(b). As of the OpCo Merger Effective Time, each Initial Rolled Unit shall automatically be canceled and shall cease to exist and no consideration will be delivered in exchange therefor.

(d) OpCo Carry Unit. The single unit of limited liability company interests of OpCo designated as the “Carry Unit” under the OpCo LLC Agreement (the “Carry Unit”) shall be cancelled and shall cease to exist and no consideration will be delivered in exchange therefor.

SECTION 2.02. Effect on Capital Stock. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Parent Parties, the Company Parties or the holders of any of the following securities:

(a) Capital Stock of Merger Sub I. Each share of common stock, par value $0.01 per share, of Merger Sub I that is issued and outstanding as of immediately prior to the Company Merger Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001, of the Surviving Corporation.

(b) Owned Company Common Stock. Each share of Company Common Stock that (i) is immediately prior to the Company Merger Effective Time owned by Parent or Merger Sub I or any direct or indirect wholly owned subsidiary of the Company, Parent or Merger Sub I, including any Rollover Equity, or (ii) is immediately prior to the Company Merger Effective Time owned by the Company as treasury stock (collectively, “Owned Company Common Stock”) shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock.

(i) Class A Common Stock. Each share of Class A Common Stock that is issued and outstanding immediately prior to the Company Merger Effective Time (other than (A) shares of Company Restricted Stock to be treated in accordance with Section 2.05(a)(ii), (B) Appraisal Shares to be treated in accordance with Section 2.03 and (C) shares of Owned Company Common Stock to be canceled in accordance with Section 2.02(b)) shall be converted automatically into and shall thereafter represent only the right to receive the Merger Consideration. As of the Company Merger Effective Time, all such shares of Class A Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of non-certificated shares of Class A Common Stock held in book entry form (each, a “Class A Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, to be paid in consideration therefor in accordance with Section 2.04(b).

(ii) Class B Common Stock. Each share of Class B Common Stock that is issued and outstanding immediately prior to the Company Merger Effective Time (other than (A) Appraisal Shares to be treated in accordance with Section 2.03 and (B) shares of Owned Company Common Stock to be canceled in accordance with Section 2.02(b)) shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and each holder of non-certificated shares of Class B Common Stock held in book entry form shall cease to have any rights with respect thereto.

(d) Conversion of Company Preferred Stock.

(i) Series A Founder Preferred Stock. Each share of Series A Founder Preferred Stock that is issued and outstanding immediately prior to the Company Merger Effective Time (other than Appraisal Shares to be treated in accordance with Section 2.03 or any Rollover Equity) shall be converted automatically into and shall thereafter represent only the right to receive the Merger Consideration. As of the Company Merger Effective Time, all such shares of Series A Founder Preferred Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of non-certificated shares of Series A Founder Preferred Stock held in book entry form (each, a “Series A Book Entry Share” and, together with the OpCo Book Entry Units and the Class A Book Entry Shares, the “Book Entry Interests”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.04(b).

(ii) Series B Founder Preferred Stock. Each share of Series B Founder Preferred Stock that is issued and outstanding immediately prior to the Company Merger Effective Time (other than Appraisal Shares to be treated in accordance with Section 2.03) shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and each holder of non-certificated shares of Series B Founder Preferred Stock held in book entry form shall cease to have any rights with respect thereto.

SECTION 2.03. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Company Merger Effective Time and that are held by holders who are (i) entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Capital Stock in accordance with Section 262 of the DGCL (the “Appraisal Shares”) and (ii) have neither effectively withdrawn nor lost (through failure to perfect or otherwise) their rights to such appraisal and payment under the DGCL, shall not be canceled and/or converted into the right to receive the Merger Consideration as provided in Section 2.02, and the holders of Appraisal Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL.

(b) The Company shall give Parent (i) prompt notice and copies of any written demands received by the Company for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to any demands of appraisal of the Company’s capital stock and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands for appraisal under the DGCL, including any determination to make any payment to any holder of Appraisal Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Action with respect to any demand for appraisal. Prior to the Company Merger Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or offer to settle, any such demands or waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL.

SECTION 2.04. Exchange of Shares.

(a) Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Closing, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Pending its disbursement to the holders of Company Capital Stock and OpCo Common Units, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in short-term direct obligations of the United States of America, short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, short-term commercial paper rated the highest quality by each of Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.04(a). The Paying Agent shall be required to hold the Exchange Fund for the benefit of holders of Company Capital Stock and OpCo Common Units, and to promptly make the payments provided for in this Article II. The Exchange Fund shall not be used for any purpose not expressly provided for in this Agreement. Nothing contained in this Section 2.04(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Capital Stock or OpCo Common Units to receive the applicable Merger Consideration as provided herein.

(b) Payment Procedures. Any holder of Book Entry Interests whose shares of Company Capital Stock or OpCo Common Units were converted pursuant to Section 2.01(c), Section 2.02(c)(i) or Section 2.02(d)(i) into the right to receive the applicable Merger Consideration shall, subject to compliance with customary procedures of the Paying Agent with respect thereto, automatically upon the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as possible after the Company Merger Effective Time, the applicable Merger Consideration for each share of Company Capital Stock or OpCo Common Unit formerly represented by such Book Entry Interest, and the Book Entry Interest so exchanged shall be forthwith canceled. Payment of the applicable Merger Consideration with respect to Book Entry Interests shall be made only to the person in whose name such Book Entry Interests are registered.

(c) No Further Ownership Rights. The applicable Merger Consideration paid in respect of shares of Company Capital Stock or OpCo Common Units in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock or OpCo Common Units, as applicable, previously represented by such Book Entry Interests, and at the Company Merger Effective Time, the stock transfer books of the Company shall be closed, and at the OpCo Merger Effective Time, the transfer books of OpCo shall be closed, and there shall be no further registration of transfers, in the case of the Surviving Corporation, on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Company Merger Effective Time and, in the case of the Surviving LLC, on the transfer books of the Surviving LLC of the OpCo Common Units that were outstanding immediately prior to the OpCo Merger Effective Time. From and after the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, the holders of Book Entry Interests outstanding immediately prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, shall cease to have any rights with respect to such interests, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.04(d), if, at any time after the Company Merger Effective Time or the OpCo Merger Effective Time, Book Entry Interests are presented to the Surviving Corporation or the Surviving LLC, as applicable, for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Capital Stock or OpCo Common Units for one (1) year after the Closing Date shall be delivered to Parent, upon demand, and any holder of Book Entry Interests who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of its claim for the applicable Merger Consideration (subject to abandoned property, escheat and other similar Laws). Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become the property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or an Affiliate thereof designated by Parent, free and clear of all claims or interest of any person previously entitled thereto.

(e) No Liability. None of Parent, Merger Sub I, Merger Sub II, the Company, OpCo, the Surviving Corporation, the Surviving LLC, the Paying Agent or any other person shall be liable to any person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding.

(i) Parent, the Surviving Entities and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration or Equity Award Consideration such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the U.S. Treasury Regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(ii) At least five (5) Business Days prior to the Closing Date, the Company will deliver a certificate from the Company, in form and substance as prescribed by the U.S. Treasury Regulations promulgated under Section 1445 of the Code, stating that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

(iii) At least five (5) Business Days prior to the Closing Date, the Company will deliver a certificate from OpCo, in form and substance as prescribed by Temporary Treasury Regulations Section 1.1445-11T(d)(1) of the Code, stating that fifty percent (50%) or more of the value of the gross assets of OpCo does not consist of United States real property interests (“USRPIs”) within the meaning of Section 897 of the Code and the U.S. Treasury Regulations thereunder or ninety percent (90%) or more of the value of the gross assets of OpCo does not consist of USRPIs plus cash or cash equivalents.

(iv) The Company shall take reasonable best efforts to cause each payee receiving consideration pursuant to Section 3.19 or Section 4.09 of this Agreement to provide the Company or Parent with a duly executed Internal Revenue Form W-9 (and if to the Company, the Company shall promptly deliver such form to Parent) at least three (3) Business Days prior to the Closing.

SECTION 2.05. Company Equity Awards.

(a) Corporate Actions. Prior to the Closing, the Company shall take, and shall cause OpCo to take, such actions as are necessary (including obtaining any resolutions of the Company Board or, if appropriate, any committee designated thereby) to provide that (except as otherwise agreed in writing by Parent and the applicable individual, including pursuant to any Rollover Agreement):

(i) each Company Stock Option that was granted (A) prior to the date of this Agreement and is outstanding immediately prior to the Company Merger Effective Time, whether vested or unvested, shall, as of the Company Merger Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (I) the number of shares of Class A Common Stock for which such Company Stock Option has not then been exercised and (II) the excess, if any, of the Merger Consideration over the exercise price per share of Class A Common Stock subject to such Company Stock Option (the “Company Stock Option Consideration”) or (B) during the period commencing on the date of this Agreement and ending immediately prior to the Company Merger Effective Time and that is outstanding and (I) vested as of immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, the Company Stock Option Consideration or (II) unvested as of immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, be canceled and the holder thereof shall become entitled to the right to receive solely, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the Company Stock

Option Consideration, except that such Company Stock Option Consideration amount shall vest and become payable by the Surviving Corporation subject to and in accordance with the vesting schedule applicable to the corresponding Company Stock Option immediately prior to the Company Merger Effective Time and to which such payment relates (each, an “Option Payment Right”); provided, in each case, that all Company Stock Options with an exercise price per share that is equal to or greater than the Merger Consideration shall be cancelled for no consideration and the holder thereof shall not have any right to receive any consideration in respect thereof; provided, further, that if the employment of a recipient of an Option Payment Right is, following the Company Merger Effective Time but prior to the applicable vesting date, terminated by Parent or its Affiliates (including the Surviving Corporation) without Cause (as defined in the Company Stock Plan as of the date hereof) or due to death or Disability (as defined in the Company Stock Plan as of the date hereof), then the vesting and payment of such Option Payment Right shall be accelerated to the first payroll date after the date of such termination. For purposes of this Section 2.05(a) and Section 2.05(b), the term “applicable vesting date” means the date that the Company Stock Option, share of Company Restricted Stock or LTIP Unit, as applicable, otherwise would have vested in accordance with its terms as in effect as of immediately prior to the Company Merger Effective Time;

(ii) each share of Company Restricted Stock held by a non-employee director of the Company that is outstanding immediately prior to the Company Merger Effective Time, whether vested or unvested, shall, as of the Company Merger Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the Merger Consideration;

(iii) each share of Company Restricted Stock that is held by an employee of the Company or any of its Subsidiaries and that is outstanding and unvested as of immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, be canceled and the holder thereof shall become entitled to the right to receive solely, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the Merger Consideration, except that such amount shall vest and become payable by the Surviving Corporation subject to and in accordance with the vesting schedule applicable to the corresponding share of Company Restricted Stock immediately prior to the Company Merger Effective Time and to which such payment relates and otherwise subject to the same terms and conditions as were applicable to such share of Company Restricted Stock (each, a “RS Payment Right”); provided, that, if the employment of a recipient of a RS Payment Right is, following the Company Merger Effective Time but prior to the applicable vesting date, terminated by Parent or its Affiliates (including the Surviving Corporation) without Cause (as defined in the Company Stock Plan as of the date hereof) or due to death or Disability (as defined in the Company Stock Plan as of the date hereof), then the vesting and payment of such RS Payment Right shall be accelerated to the first payroll date after the date of such termination;

(iv) each LTIP Unit that was granted (A) prior to the date of this Agreement and is outstanding immediately prior to the OpCo Merger Effective Time, whether vested or unvested, shall, as of the OpCo Merger Effective Time, be deemed fully vested with any applicable performance conditions deemed satisfied, and be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (I) the number of shares of Class A Common Stock into which such LTIP Unit (together with a corresponding share of Class B Common Stock or Series B Founder Preferred Stock, as applicable) is convertible immediately prior to the OpCo Merger Effective Time and (II) the Merger Consideration or (B) during the period commencing on the date of this Agreement and ending immediately prior to the OpCo Merger Effective Time and that is outstanding immediately prior to the OpCo Merger Effective Time shall, as of the OpCo Merger Effective Time, be canceled and the holder thereof shall then become entitled to the right to receive solely, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product of (I) the number of shares of Class A Common Stock into which such LTIP Unit (together with a corresponding share of Class B Common Stock or Series B Founder Preferred Stock, as applicable) is convertible immediately prior to the OpCo Merger Effective Time with any applicable performance conditions deemed satisfied and (II) the Merger Consideration, except that such amount shall vest and become payable by the Surviving LLC subject to and in accordance with the time-vesting schedule applicable to the corresponding LTIP Unit immediately prior to the Company Merger Effective Time and to which such payment relates (each, an “LTIP Payment Right”); provided, further, that if the employment of a recipient of an LTIP Payment Right is, following the OpCo Merger Effective Time but prior to the applicable vesting date, terminated by Parent or its Affiliates (including the Surviving Corporation) without Cause (as defined in the Company Stock Plan as of the date hereof) or due to death or Disability (as defined in the Company Stock Plan as of the date hereof), then the vesting and payment of such LTIP Payment Right shall be accelerated to the first payroll date after the date of such termination;

(v) each Series A Rollover Profits Unit outstanding immediately prior to the OpCo Merger Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(vi) each Series B Rollover Profits Unit outstanding immediately as of prior to the OpCo Merger Effective Time shall be deemed fully vested in full as of immediately prior to the OpCo Merger Effective Time and shall be treated in the same manner as other OpCo Common Units in accordance with Section 2.01(c).

(b) Payments with respect to Company Equity Awards. (i) Promptly after the Closing (but in any event no later than the end of the first regular payroll cycle commencing following the Closing), the Surviving Corporation or the Surviving LLC, as applicable, shall pay through its payroll systems (or such other method as the Company typically utilizes for such payments) the amounts due pursuant to (A) Section 2.05(a)(i)(A) to the holders of Company Stock Options (the aggregate amount of such cash payable to the holders of such Company Stock Options, the “Closing Option Consideration”), (B) Section 2.05(a)(ii) to the holders of such Company Restricted Stock (the aggregate amount of such cash payable to the holders of such shares of Company Restricted Stock, the “Closing Restricted Stock Consideration”), (C) Section 2.05(a)(iv)(A) to the holders of such LTIP Units (the aggregate amount of the cash payable to the holders of such LTIP Units, the “Closing LTIP Consideration”) and (D) Section 2.05(a)(vi) to the holders of Series B Rollover Profits Units (the aggregate amount of such cash payable to holders of such Series B Rollover Profits Units, the “Series B Rollover Profits Unit Consideration” and, collectively with the Closing Option Consideration, the Closing Restricted Stock Consideration and the Closing LTIP Consideration, the “Closing Equity Award Consideration”) and (ii) promptly after the applicable vesting date (but in any event no later than the end of the first payroll cycle commencing following the applicable vesting date), the Surviving Corporation or the Surviving LLC, as applicable, shall pay through its payroll systems (or such other method as the Company typically utilizes for such payments) the amounts due pursuant to (A) Section 2.05(a)(i)(B) to the holders of Option Payment Rights (the aggregate amount of such cash payable to the holders of such Option Payment Rights, the “Unvested Option Consideration”), (B) Section 2.05(a)(iii) to the holders of RS Payment Rights (the aggregate amount of such cash payable to the holders of such shares of RS Payment Rights, the “Unvested Restricted Stock Consideration”), and (C) Section 2.05(a)(iv)(B) to the holders of LTIP Payment Rights (the aggregate amount of such cash payable to holders of such LTIP Payment Rights, the “Unvested LTIP Consideration” and, collectively with the Unvested Option Consideration, the Unvested Restricted Stock Consideration and the Closing Equity Award Consideration, the “Equity Award Consideration”); provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code (“Section 409A”), the Surviving Corporation or the Surviving LLC, as applicable, shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A. Notwithstanding anything to the contrary in this Agreement, no payments shall be made, or required to be made, pursuant to this Agreement in respect of any Rollover Equity.

(c) Company Stock Plan; Company ESPP. Prior to the Closing, the Company shall take, and shall cause OpCo to take, such actions as are necessary (including obtaining any resolutions of the Company Board or, if appropriate, any committee designated thereby) to provide that (i) each Company Stock Plan and the Company ESPP will each terminate as of the Company Merger Effective Time (but subject to the consummation of the Mergers) and (ii) no offering period or purchase period will commence pursuant to the Company ESPP upon or after the date of this Agreement.

SECTION 2.06. Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date hereof and the Closing the outstanding shares of Company Capital Stock or equity interests of OpCo shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange (other than pursuant to any Rollover Agreement) of shares or similar transaction, the Merger Consideration and the Equity Award Consideration, as applicable, shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange (other than pursuant to any Rollover Agreement) of shares or similar transaction; provided, however, that nothing in this Section 2.06 shall be construed to permit the Company or OpCo to take any action that is otherwise prohibited by the terms of this Agreement, including Section 5.01.

ARTICLE III

Representations and Warranties of the Company Parties

The Company Parties represent and warrant to the Parent Parties that, except as (i) set forth in the disclosure letter delivered by the Company Parties to the Parent Parties on the date hereof (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection) or (ii) disclosed in the Company SEC Documents or any other report, schedule, form, statement or other document (including exhibits and other information incorporated therein) filed with, or furnished to, the SEC since October 5, 2020 and publicly available, in each case, at least two (2) Business Days prior to the date of this Agreement, other than any risk factor disclosures contained in the “Risk Factors” or forward-looking statement section thereof and any other disclosures contained or referenced in the Company SEC Documents that are predictive, cautionary or forward-looking in nature; provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent based on the content of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.02.

SECTION 3.01. Organization and Standing; Subsidiaries.

(a) The Company Parties are duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company Parties have all requisite corporate power to (i) own, lease or otherwise hold their properties, rights and assets and (ii) conduct their business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company Parties are duly licensed or qualified to do business and are in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of their business or the ownership, leasing or operation of their properties, rights and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Section 3.01(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Subsidiary of the Company that, as of the date hereof, is a significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (each, a “Significant Subsidiary”), together with the jurisdiction of incorporation or formation of each such Significant Subsidiary. As of the date hereof, all of the outstanding capital stock of, or other equity or voting interests in, each Significant Subsidiary (except for directors’ qualifying or similar shares and, in the case of OpCo, the Class B Common Units, the LTIP Units, the Series A Rollover Profits Units and the Series B Rollover Profits Units) are owned directly or indirectly owned by the Company or its Subsidiaries free and clear of all Liens, other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests. All the shares of capital stock of, or other equity or voting interests in, each such Subsidiary owned by the Company or its Subsidiaries have been duly authorized and validly issued and are fully paid and, in the case of shares of capital stock, nonassessable.

(c) Each Subsidiary of the Company (other than OpCo, which is the subject of Section 3.01(a)) is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the certificate of incorporation and bylaws (or comparable Organizational Documents) of the Company and OpCo, each as amended to the date of this Agreement, and each as so delivered is in full force and effect as of the date of this Agreement. The Company and each of its Subsidiaries is not in default under, or in violation of, any of their respective Organizational Documents.

SECTION 3.02. Capital Stock.

(a) The authorized capital stock of the Company consists of 1,590,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock and 202,986,033 shares of preferred stock, par value $0.0001 per share, of which 1,600,000 shares are designated as Series A Founder Preferred Stock and 1,386,033 are designated as Series B Founder Preferred Stock. At the close of business on February 24, 2023 (the “Capitalization Date”), (i) 96,737,628 shares of Class A Common Stock were issued and outstanding (including 0 shares of Company Restricted Stock held by non-employee directors of the Company and 461,304 shares of Company Restricted Stock held by employees of the Company or any of its Subsidiaries), (ii) 11,346,629 shares of Class B Common Stock were issued and outstanding, (iii) 11,904,732 shares of Class A Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, of which (A) 4,342,415 shares were issuable upon vesting and settlement of outstanding Company Stock Options, (B) 11,346,629 shares were issuable upon redemption or exchange of the outstanding shares of Class B Common Stock, (C) 1,600,000 shares were issuable upon redemption or exchange of the outstanding shares of Series A Founder Preferred Stock and (D) 12,732,662 shares were issuable upon redemption or exchange of the outstanding shares of OpCo Common Units (in each case, assuming full vesting and settlement, where applicable, based on achievement of applicable performance goals), (iv) no shares of Class A Common Stock were reserved and available for issuance pursuant to the Company ESPP, (v) 1,600,000 shares of Series A Founder Preferred Stock were issued and outstanding and (vi) 1,386,033 shares of Series B Founder Preferred Stock were issued and outstanding.

(b) The Company is the sole manager of OpCo. At the close of business on the Capitalization Date, (i) 102,755,967 OpCo Common Units were issued and outstanding, of which (A) 98,337,628 units are designated as Class A Common Units and were held by the Company and (B) 4,418,339 units are designated as Class B Common Units and were held by the other members of OpCo, in such amounts and by such persons as set forth on Section 3.02(e) of the Company Disclosure Letter, (ii) 5,340,000 Series A LTIP Units, 1,386,033 Series B LTIP Units and 1,105,920 Series C LTIP Units were issued and outstanding, (iii) 4,159,217 Series A Rollover Profits Units and 482,370 Series B Rollover Profits Units were issued and outstanding and (iv) one unit designated as the “Carry Unit” pursuant to the OpCo LLC Agreement was issued and outstanding.

(c) Except as set forth in Section 3.02(a) and Section 3.02(b), as of the date hereof, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company Parties, (ii) no outstanding securities of the Company Parties convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company Parties, other than the Convertible Notes, the OpCo Common Units, the LTIP Units and the Series B Rollover Profits Units, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from any Company Party, or that obligate any Company Party to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, such Company Party, (iv) no obligations of any Company Party to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, such Company Party (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Other than as set forth in the Company Charter or the OpCo LLC Agreement and other than in respect of the Convertible Notes, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the forfeiture of Company Equity Awards or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Company Equity Awards), or obligate any Company Party to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No Subsidiary of the Company owns any Company Common Stock. Other than the Shareholders Agreement and the Registration Rights Agreements, neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Capital Stock and all outstanding equity interests of OpCo have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Company Equity Awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of Company Capital Stock. As of the date of this Agreement, there are no declared and unpaid dividends in respect of any Company Security.

No offering or purchase period (whether qualified under Section 423 of the Code or otherwise) under the Company ESPP has ever been commenced.

(d) As of the Capitalization Date, there was outstanding $264,500,000 aggregate principal amount of Convertible Notes (with a conversion rate as of the date hereof equal to 44.2087 Class A Common Stock per $1,000 principal amount, subject to adjustment as provided in the Indenture).

(e) Section 3.02(e) of the Company Disclosure Letter sets forth the names and amounts by each person as of the Capitalization Date who hold Class A Common Units, Class B Common Units, LTIP Units, Series A Rollover Profits Units and/or Series B Rollover Profits Units.

SECTION 3.03. Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.06 are true and correct and subject to the receipt of the Company Stockholder Approval, to consummate the Company Merger. The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 4.06 are true and correct, the consummation by it of the Company Merger, have been duly authorized by the Company Board and, except for obtaining the Company Stockholder Approval and filing the Company Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Company Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) OpCo has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and has taken all limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the OpCo Merger. The execution, delivery and performance by OpCo of this Agreement and the consummation by it of the OpCo Merger have been duly authorized by the Company in its capacity as the sole manager of OpCo and, except for filing the OpCo Certificate of Merger with the Secretary of State pursuant to the DLLCA, no other limited liability company action on the part of OpCo is necessary to authorize the execution, delivery and performance by OpCo of this Agreement and the consummation by it of the OpCo Merger. This Agreement has been duly executed and delivered by OpCo and, assuming the due authorization, execution and delivery hereof by each of the other parties hereto, constitutes a legal, valid and binding obligation of OpCo, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) The Company Board, at a meeting duly called and held, acting upon the unanimous recommendation of the Transaction Committee, adopted resolutions (i) approving and declaring advisable this Agreement, the Company Merger and the other Merger Transactions and the execution, delivery and performance by the Company of this Agreement and the consummation of the Company Merger and the other Merger Transactions and (ii) recommending that the Company’s stockholders adopt this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn. The Company Board has directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement. The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Capital Stock, voting together as a single class (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof, is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the Transactions.

(d) The Company, in its capacity as the sole manager of OpCo, has adopted resolutions approving and declaring advisable this Agreement, the Mergers and the other Merger Transactions and the execution, delivery and performance by OpCo of this Agreement and the consummation of the Mergers and the other Merger Transactions.

(e) The execution, delivery and performance of this Agreement by the Company and OpCo do not, and the consummation by the Company of the Company Merger or any of the other Merger Transactions and by OpCo of the OpCo Merger and any of the other Merger Transactions and compliance by the Company and OpCo with the provisions of this Agreement do not and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, purchase, offer, refusal, cancelation or acceleration of any obligation or to the loss of any benefit under, or result in the creation of any Lien (except for a Permitted Lien) upon any of the properties, rights or assets of the Company or any of its Subsidiaries under, (i) the Company Charter, the Company Bylaws, the OpCo LLC Agreement or the comparable Organizational Documents of any of the Significant Subsidiaries, (ii) any Contract or (iii) subject to receipt of the governmental filings and other matters referred to in Section 3.03(f), any (A) constitution, statute, law (including common law), ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Authority (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets or (B) order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority or competent arbitral tribunal (each, an “Order”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, purchase, offer, refusal, cancelation or acceleration, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or OpCo or the consummation by the Company of the Company Merger or any of the other Merger Transactions or by OpCo of the OpCo Merger or any of the other Merger Transactions, except for (i) filings required under, and compliance with other applicable requirements of, any applicable Antitrust and Foreign Investment Law, (ii) compliance with applicable requirements of the Exchange Act, including the filing with the SEC of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (iii) compliance with the rules and regulations of the NASDAQ Global Market (“NASDAQ”), (iv) the filing of the Company Certificate of Merger and the OpCo Certificate of Merger with the Secretary of State pursuant to the DGCL and the DLLCA, as applicable, and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (v) compliance with any applicable international, federal or state securities or “blue sky” Laws and (vi) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.04. Company SEC Documents; Undisclosed Liabilities.

(a) The Company has timely filed with or furnished to the SEC all material reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by the Company under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act since October 5, 2020 (the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of NASDAQ, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. The Company has made available to Parent true and complete copies of any material correspondence since October 5, 2020 with the SEC. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or ongoing SEC investigation. None of the Company Subsidiaries are required to file periodic reports with the SEC pursuant to the Exchange Act. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(b) The consolidated financial statements of the Company (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date hereof, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after September 30, 2022 in the ordinary course of business, (iii) incurred in connection with this Agreement or otherwise incurred in connection with the Transactions, or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) The Company has established and maintains, and at all time since October 5, 2020 has maintained, disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act with respect to the Company and its Subsidiaries. Since October 5, 2020, neither the Company, the Company Board, the audit committee of the Company, nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified, been made aware of or received any written notification of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s or its Subsidiaries internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s or its Subsidiaries’ ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, or (ii) fraud that involved management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company or any of its Subsidiaries, and since October 5, 2020, the Company’s chief executive officer and its chief financial officer have disclosed, based on their evaluation of internal control over financial reporting to the Company’s auditors and the audit committee of the Company Board any instances of “significant deficiencies,” “material weaknesses” or fraud referred to in clauses (i) and (ii) above.

(e) Section 3.04(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a schedule showing the outstanding Indebtedness of the Company and each of its Subsidiaries.

SECTION 3.05. Absence of Certain Changes.

(a) From December 31, 2021, through the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practices.

(b) From December 31, 2021, there has not been any Material Adverse Effect or any effect, change, event, circumstance or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) From December 31, 2021, through the date hereof, neither the Company nor any of its Subsidiaries has taken any action (or agreed to take any action) that, if taken after the date hereof, would violate Sections 5.01(a)(B)(i), (v), (vi), (vii), (viii), (x), (xi)(A) or (xv) (or Section 5.01(a)(B)(xix) with respect to any of the foregoing) in any material respect.

SECTION 3.06. Litigation. There are no (a) pending or, to the Knowledge of the Company, threatened actions, suits, claims, charges, lawsuits, litigations, hearings, arbitrations or similar proceedings (collectively, “Actions”) against the Company or any of its Subsidiaries, (b) to the Knowledge of the Company, pending investigations by any Governmental Authority against the Company or any of its Subsidiaries, or (c) Orders to which the Company or any of its Subsidiaries is subject, except, in each case in clauses (a), (b) or (c) above, for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or for which such Actions, investigations or Orders have been made as of the date of this Agreement that could result in liability to the Company or any of its Subsidiaries in excess of $500,000 individually.

SECTION 3.07. Compliance with Laws; Permits.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are, and since October 5, 2020 have been, in compliance with all Laws and Orders applicable to the Company and its Subsidiaries. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries (i) is, and since October 5, 2020 has been, in compliance with all Permits and (ii) has not, since October 5, 2020, received any notice of any cancellation, suspension, revocation, invalidation or non-renewal of any Permit, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company and each of its Subsidiaries, and each of their respective officers and directors, and, to the Knowledge of the Company, its employees, agents, and representatives have at all times during the past five (5) years complied in all material respects with Anti-Corruption Laws. There have been no false or fictitious entries made in the books or records of the Company or its Subsidiaries relating to any illegal payment or secret or unrecorded fund and the Company has not established or maintained a secret or unrecorded fund. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, agents, and representatives with Anti-Corruption Laws, and to the Knowledge of the Company, no Governmental Authority is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of the Company or its Subsidiaries in connection with an alleged or potential violation of any Anti-Corruption Law.

(c) The Company and its Subsidiaries, and their respective officers and directors, and to the Knowledge of the Company, their respective employees, agents, and representatives have at all times during the past five (5) years complied in all material respects with Sanctions. During the past five (5) years, none of the Company or its Subsidiaries, nor any of their respective officers or directors, nor, to the Knowledge of the Company, any of their respective employees, agents, representatives, or beneficial owners is or has been: (i) a Sanctioned Person, (ii) owned or controlled by a Sanctioned Person, (iii) has maintained or maintains any offices, branches, operations, assets, investments, employees, or agents in any Sanctioned Country, (iv) has participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country, (v) has received from any Governmental Authority or any other person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions, or (vi) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Sanctions.

SECTION 3.08. Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) the Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file obtained in the ordinary course) all income and other material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects;

(ii) all Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown as due on a Tax Return) have been timely paid or adequately reserved against in accordance with GAAP;

(iii) the Company and each of its Subsidiaries has not received written notice of any pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries;

(iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(v) neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law);

(vi) neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company and which solely comprises the Company and/or one or more of its Subsidiaries) or has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise;

(vii) neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract, Tax indemnification Contract, Tax allocation Contract or any similar arrangement (including, for the avoidance of doubt, any OpCo TMA), other than (i) Contracts or arrangements solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in commercial Contracts entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes (which, in each case, shall not include an OpCo TMA);

(viii) neither the Company nor any of its Subsidiaries has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

(x) no written claim has ever been made by a Taxing Authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction;

(xi) each of the Company and its Subsidiaries has deducted, withheld and timely paid to the appropriate Taxing Authority all amounts of Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other person;

(xii) neither the Company nor any of its Subsidiaries will be required to include any amounts in income, or exclude any items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing, (B) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (C) a prepaid amount received prior to the Closing, (D) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (E) any intercompany transactions or excess loss account described in the U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or (F) an election under Section 965(h) of the Code;

(xiii) neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code;

(xiv) (A) the Company is treated, and since the Company’s domestication transaction on October 5, 2020 has always been treated, as a domestic corporation for U.S. federal income Tax purposes within the meaning of sections 7701(a)(4) of the Code and (B) the Company’s domestication transaction on October 5, 2020 qualified as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code;

(xv) OpCo is, and has been at all times since its formation, properly classified as a partnership for U.S. federal income (and applicable state and local) Tax purposes; and

(xvi) OpCo has not made any election pursuant to Section 1101(g) of the Bipartisan Budget Act of 2015 to cause Sections 6221-6241 of the Code (as amended by the Bipartisan Budget Act of 2015) to apply to any taxable year beginning prior to January 1, 2018 (or any comparable election for state or local Tax purposes).

SECTION 3.09. Employee Benefits; ERISA Compliance.

(a) Section 3.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Company Benefit Plan. The Company has made available to Parent true and complete copies (to the extent applicable) of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a written description thereof, including any amendment thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 or such similar report, statement or information return required to be filed with or delivered to any Governmental Authority (and attached schedules), if any, in each case, with respect to each material Company Benefit Plan, (iii) each trust, insurance, annuity or other funding Contract relating to any material Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports for each material Company Benefit Plan (if any) and (v) any material correspondence with the IRS, the U.S. Department of Labor or any similar Governmental Authority since October 5, 2020 relating to any compliance issues with respect of any such Company Benefit Plan.

(b) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) none of the Company Benefit Plans or related trusts is the subject of any proceeding or investigation (or, to the Knowledge of the Company, threatened proceeding or investigation) by any person, including any Governmental Authority, that could be reasonably expected to result in a termination of such Company Benefit Plan or trust or any other liability to the Company or any of its Subsidiaries, (ii) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA and as to which the notice requirement under Section 4043 of ERISA has not been waived) with respect to any Company Benefit Plan since January 1, 2017, (iii) no material Company Benefit Plan that is an employee welfare benefit plan is unfunded or self-insured or funded through a “welfare benefit fund” (as defined in Section 419(e) of the Code) or other funding mechanism and (iv) no Company Benefit Plan provides health, medical, life or other welfare benefits after retirement or other termination of employment to any person (other than for continuation coverage required under Section 4980(B)(f) of the Code or similar applicable Law).

(c) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been maintained, funded and administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan, (ii) the Company and each of its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans and (iii) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is covered by a favorable determination or opinion letter from the IRS that it is so qualified and, to the Knowledge of the Company, no circumstances exist that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or its related trust.

(d) Neither the Company nor any of its ERISA Affiliates has in the past six years maintained, sponsored or contributed to or currently maintains, sponsors or contributes to (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA or Section 413(c) of the Code) or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

(e) None of the execution and delivery of this Agreement or the consummation of any of the Merger Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing) will (i) entitle any Company Participant to any additional or increased compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, (iii) result in any forgiveness of indebtedness, trigger any funding obligations under any Company Benefit Plan, breach or violation of, default under or limit on the Company’s or any of its Subsidiaries’ right to amend, modify or terminate any Company Benefit Plan or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any Company Participant. No Company Participant is entitled to receive any gross-up or additional payment in respect of any Taxes (including, without limitation, the Taxes required under Section 409A or Section 4999 of the Code) being imposed on such person.

(f) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan that is maintained primarily for the benefit of any Company Participant whose primary work location is based outside of the United States (i) has been established, maintained and administered in compliance in all respects with its terms and conditions and with the requirements prescribed by any applicable Laws, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 3.10. Labor Matters.

(a) As of the date hereof, there are no Company Collective Bargaining Agreements.

(b) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there is not any, and during the past three (3) years there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any of its Subsidiaries and no question concerning representation of such employees exists, (iii) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice, (iv) there is not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before the National Labor Relations Board, (v) there is not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries that reasonably could be expected to result in an adverse determination, (vi) the Company and each of its Subsidiaries is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation and (vii) neither the Company nor any of its Subsidiaries has received written communication during the past three (3) years of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(c) Since October 5, 2020, the Company and its Subsidiaries have not been party to a settlement agreement with any current or former director, officer or employee of the Company resolving allegations of sexual harassment. To Knowledge of the Company, there is not, and there has not been since October 5, 2020, any material allegations of sexual harassment by or against any current or former director, officer or employee of the Company or any of its Subsidiaries.

(d) Since October 5, 2020, neither the Company nor any of its Subsidiaries has effectuated: (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law) or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state or local Law).

SECTION 3.11. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) the Company and its Subsidiaries have obtained and, since October 5, 2020, complied with each Permit required by Environmental Laws for the operation of its business as currently conducted (“Environmental Permit”);

(b) the Company and its Subsidiaries are, and since October 5, 2020 have been, in compliance with all Environmental Laws;

(c) there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Laws, including any such Actions arising or resulting from the operation by the Company or any of its Subsidiaries of their respective businesses;

(d) none of the Company or any of its Subsidiaries has received since October 5, 2020 any communication alleging that the Company or any of its Subsidiaries, as applicable, is not in compliance with or is liable or potentially liable under any Environmental Laws or any Environmental Permit that has not been fully and finally resolved without further obligation;

(e) none of Company or any of its Subsidiaries has assumed or retained pursuant to any Contract, any liability or obligation under any Environmental Law or regarding any Hazardous Materials; and

(f) there is no and has not been any Release or threatened Release of any Hazardous Material at, on, under or from any Owned Real Property, Leased Real Property or any other location, in each case that would reasonably be expected to result in an Action or Order against the Company or any of its Subsidiaries pursuant to any Environmental Law, including with respect to any requirement to conduct or fund any remedial action.

SECTION 3.12. Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth an accurate and complete list of all material Registered Intellectual Property as of the date of this Agreement, and all of such items are subsisting, unexpired, and, to the Knowledge of the Company, all registrations therein are valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own (free and clear of all Liens except for Permitted Liens) their material proprietary Intellectual Property and own or have the valid rights to use all other Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted; provided that, nothing in this Section 3.12(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any third-party Intellectual Property, which is the subject of Section 3.12(d).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened, and since October 5, 2020, the Company has not received any written notice or claim, in each case, (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any Intellectual Property owned by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any other person.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since October 5, 2020, no person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, and at all times since October 5, 2020 have been, in compliance in all respects with all applicable Laws and written contractual requirements pertaining to data protection or the privacy, security, collection, use and disclosure of Personally Identifiable Information.

(f) Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the integrity and operation of the information technology systems, computers, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment owned or controlled by the Company or its Subsidiaries and/or used in connection with their business (the “IT Systems”) (and all data, including personal data, processed thereby or stored therein). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since October 5, 2020, (i) there has been no actual or alleged security breach or material unauthorized access to or use of any IT Systems used by Company or its Subsidiaries (or any data, including personal data, processed thereby or stored therein) by any other person; and (ii) all IT Systems used by the Company and its Subsidiaries (x) function in accordance with their specifications, documentation and/or intended purpose in all material respects; and (y) are free from material defects, deficiencies, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants.

SECTION 3.13. Rights Agreement; Anti-Takeover Provisions.

(a) Neither the Company nor any of its Subsidiaries is party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.06, the Company Parties and the Company Board, as applicable, have taken all necessary action so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law (collectively, “Takeover Laws”) applicable to the Company does not, and will not, apply to this Agreement or the Merger Transactions.

SECTION 3.14. Personal Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have good and valid title to all the personal properties, rights and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company and its Subsidiaries, taken as a whole (except for properties, rights and assets that have been disposed of since the date thereof).

SECTION 3.15. Real Property.

(a) The global Asset Tape attached as Section 3.15 of the Company Disclosure Letter (the “Asset Tape”) sets forth, as of September 30, 2022, for each Property Asset, the following information: (i) the parcel identification, (ii) the country in which the parcel is located, (iii) the type of asset (e.g., tower, rooftop, water tank, etc.), (iv) the type of interest that is held or owned by the Company or its Subsidiaries (e.g., fee simple, leasehold, Easement, Usufruct, Surface Right or Assignment of Rents), (v) the date the interest was acquired, (vi) the term of the interest, (vii) whether or not a mortgage exists, (viii) whether a subordination, non-disturbance and attornment agreement is in place, (ix) the name of the Operator (under the column “Customer”) under the applicable Operator Contract, (x) the remaining term of the applicable Operator Contract and (xi) the Monthly Recurring Revenue (under the column “Current Monthly Cash Flow (local currency)”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Asset Tape is true, complete and accurate in all respects as of September 30, 2022.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held in “Fee Simple” constitute an accurate and complete list of all real property in which the Company or a Subsidiary of the Company holds fee simple title as of September 30, 2022 (each, an “Owned Real Property”) and (ii) the Company or a Subsidiary of the Company has good and valid fee simple title (or the local equivalent) to each parcel of Owned Real Property, in each case, free and clear of Liens other than Permitted Liens.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held as a “Leasehold Interest” constitute an accurate and complete list of all real property for which the Company or a Subsidiary of the Company has entered into a head lease, ground lease, land lease, lease, license or sublease (each, a “Lease”), as the lessee, licensee or sublessee, with the fee owner or superior leasehold owner thereof, as the lessor, licensor or sublessor, as of September 30, 2022 (each, a “Leased Real Property”), (ii) the Company or a Subsidiary of the Company has a good and valid leasehold or subleasehold interest, or other valid right of access and use, in and to each parcel of Leased Real Property, in each case, free and clear of Liens other than Permitted Liens and (iii) each Lease is in full force and effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held as a “Usufruct” constitute an accurate and complete list of all real property for which the Company or a Subsidiary of the Company has been granted a “usufruct” right to use property for certain wireless communications purposes as of September 30, 2022 (each, a “Usufruct”), (ii) the Company or a Subsidiary of the Company is the grantee under each Usufruct, (iii) to the Knowledge of the Company, the interest of the Company or a Subsidiary of the Company, as applicable, in each Usufruct is not subject to any Liens other than Permitted Liens and (iv) each Usufruct is in full force and effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held as an “Easement” constitute an accurate and complete list of all real property for which the Company or a Subsidiary of the Company has been granted an easement or right of way for certain wireless communications purposes as of September 30, 2022 (each, an “Easement”), (ii) the Company or a Subsidiary of the Company is the grantee under each Easement, (iii) to the Knowledge of the Company, the interest of the Company or a Subsidiary of the Company, as applicable, in each Easement is not subject to any Liens other than Permitted Liens and (iv) each Easement is in full force and effect.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held as a “Surface Right” constitute an accurate and complete list of all real property for which the Company or a Subsidiary of the Company has been granted a “surface right” to use property for certain wireless communications purposes as of September 30, 2022 (each, a “Surface Right”), (ii) the Company or a Subsidiary of the Company is the grantee under each Surface Right, (iii) to the Knowledge of the Company, the interest of the Company or a Subsidiary of the Company, as applicable, in each Surface Right is not subject to any Liens other than Permitted Liens and (iv) each Surface Right is in full force and effect.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all the real property listed on the Asset Tape as being held pursuant to an “Assignment of Rents” (each such agreement, an “Assignment of Rents”) constitute an accurate and complete list of all real property for which the Company or a Subsidiary of the Company has been assigned a right to receive the rents due from the applicable Operator pursuant to the Operator Contract governing such real property as of September 30, 2022 (each such property, a “Rental Property” and collectively with the Owned Real Properties, the Leased Real Properties and the Easement Properties, the “Property Assets”) and (ii) each Assignment of Rents is in full force and effect.

(h) With respect to each Operator Contract designated as “Eligible” on the Asset Tape, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each such Operator Contract is a valid and binding agreement and is in full force and effect.

(i) With respect to any Property Contract, including any Operator Contract, that is designated as “Eligible” on the Asset Tape, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or a Subsidiary of the Company has received written notice of any default that remains uncured, or event, which, with notice or lapse of time, or both, could constitute a default by the Company or a Subsidiary of the Company, as applicable, under any such Property Contract, and, there is no event which, with the giving of notice or the passage of time or both, would constitute a default of the Company or a Subsidiary of the Company, as applicable, thereunder, or, to the Knowledge of the Company, any other party to such Property Contract which default remains uncured. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company or any Subsidiary of the Company is party to any Property Contract with a right of first refusal, right of first offer or similar right that would be applicable to the transactions contemplated by this Agreement.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there are no present or pending Actions relative to condemnation or eminent domain by any Governmental Authority, affecting any material portion of the Owned Real Properties, the Leased Real Properties or the Easement Properties and (ii) all buildings, structures, fixtures and building systems actually owned or maintained by the Company or its Subsidiaries and included in the Owned Real Properties, the Leased Real Properties and the Easement Properties are in good operating condition and repair, and are suitable for the purposes for which they are currently used in all material respects, subject to reasonable wear and tear.

SECTION 3.16. Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth an accurate and complete list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and the Company Benefit Plans) that:

(i) is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K or that would be required to be disclosed under Item 404 of Regulation S-K;

(ii) is with respect to a joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, and relates to the formation, creation, governance or control of any such joint venture, partnership or other similar arrangement;

(iii) provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $1,000,000, other than Indebtedness between or among any of the Company and any of its Subsidiaries, on the one hand, and any of the Company and any of its Subsidiaries, on the other hand;

(iv) relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise, including any option to acquire) that (A) was entered into on or after October 5, 2020 and was required in accordance with the Company’s Delegation of Authority Policy to receive approval from the Investment Committee of the Company Board or the full Company Board, or (B) has any outstanding obligations of the Company or any of its Subsidiaries that involve, or would reasonably be expected to involve, payments by the Company or any of its Subsidiaries of more than $1,000,000 after the date hereof;

(v) restricts the payment of dividends or distributions in respect of the Company Capital Stock, the OpCo Common Units or the capital stock of any of the Company’s wholly owned Subsidiaries, restricts the pledging of the OpCo Common Units or the capital stock of any of the Company’s wholly owned Subsidiaries or restricts the issuance of any guarantee of Indebtedness by the Company, OpCo or any of the Company’s wholly owned Subsidiaries;

(vi) is a material license, royalty or similar Contract with respect to Intellectual Property (other than (A) generally commercially available, “off-the-shelf” software programs or (B) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices);

(vii) provides for a guarantee by the Company or any of its Subsidiaries of Indebtedness of any unaffiliated third party in excess of $1,000,000;

(viii) provides for the settlement of any material claim against the Company or any of its Subsidiaries (A) that would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement or (B) that contains restrictions on the business and operations of the Company and its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) which would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $1,000,000 per any twelve (12)-month period;

(x) is material to the business of the Company and its Subsidiaries, taken as a whole, and contains provisions that prohibit the Company or any of its Subsidiaries or any person that controls, or is under common control with, the Company from competing in any line of business or grants a right of exclusivity to any person that prevents the Company or any of its Subsidiaries from entering any territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than ninety (90) days’ notice by the Company or any of its Subsidiaries;

(xi) is a swap, exchange, commodity option or hedging Contract;

(xii) is a Contract that (A) grants, or agrees to grant, any person (other than the Company or any of its Subsidiaries) a right to “most favored nation” terms, (B) obligates the Company or any of its Subsidiaries to sell, buy, lease or distribute products or services on an exclusive basis with any person (other than the Company or any of its Subsidiaries), or (C) requires or contains minimum purchase or sale obligations on the part of the Company or any of its Subsidiaries; or

(xiii) is a Contract or agreement to enter into a Contract described in any of the foregoing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date hereof, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary, and to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, and is in full force and effect in accordance with its terms, except to the extent such Material Contract has expired in accordance with its terms, (ii) neither the Company nor any of its Subsidiaries is in breach or violation of, or in default under, any Material Contract and (iii) to the Knowledge of the Company, no event or condition exists which (with or without notice or lapse of time, or both) would constitute a breach, violation or default on the part of the Company or any of its Subsidiaries under any Material Contract. None of the Company or any of its Subsidiaries has received from the applicable counterparty notice of any violation or default under (or of any condition which with the passage of time or the giving of notice would cause a violation of or default under) any Material Contract that has not been cured or waived, except to the extent such violation, default or condition would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

SECTION 3.17. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect, no notice of cancellation or modification has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. As of the date hereof, there is no claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies.

SECTION 3.18. Opinion of Financial Advisors. Each of Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC has rendered to the Company Board, and Barclays Capital Inc. has rendered to the Transaction Committee, its respective oral opinion, to be confirmed by delivery of a written opinion, each to the effect that, as of the date hereof, and subject to the limitations, qualifications and assumptions set forth therein, the per share Merger Consideration to be received by the holders of shares of Class A Common Stock is fair, from a financial point of view, to such holders. It is agreed and understood that such opinions are for the benefit of the Company Board and the Transaction Committee, respectively, and may not be relied on by the Parent Parties. An executed, correct and complete copy of such opinions will promptly be made available to Parent for informational purposes only following receipt thereof by the Company.

SECTION 3.19. Brokers and Other Advisors. Except for Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Barclays Capital Inc., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.20. Company Debt Agreements.

(a) The Company has made available to the Parent Parties true and complete copies of each of the Debt Agreements and the Indenture, in each case, (i) including all exhibits, annexes and schedules attached thereto and (ii) as amended, supplemented or otherwise modified or replaced from time to time after the date of this Agreement.

(b) As of the date hereof, (i) no Debt Default has occurred or is continuing under any of the Debt Agreements and (ii) the Debt Agreements are in effect and are enforceable against each party thereto, subject to the Bankruptcy and Equity Exception, the applicable Subsidiaries of the Company are in compliance therewith and the commitments, if any, thereunder are available to each Subsidiary of the Company specified therein subject to the terms and conditions thereof.

SECTION 3.21. Affiliate Transactions. Except for compensation or other employment arrangements with employees of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, there are no, and since October 5, 2020 there have been no, transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliates, director, officer or employee thereof or any holder of 1% or more of the equity interests of the Company, on the other hand, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

SECTION 3.22. Customers. Section 3.22 of the Company Disclosure Letter sets forth the top ten (10) customers of the Company and/or its Subsidiaries on a consolidated basis, based on the dollar amount rent payments paid by any such persons to the Company and its Subsidiaries for the most recently completed fiscal year (the “Material Customers”). No Material Customer has given the Company or any of its Subsidiaries written notice to the effect that such Material Customer (a) intends to stop or materially alter its business relationship with the Company or any Subsidiary or (b) has any material dispute with respect to any Material Contract.

SECTION 3.23. Proxy Statement; Other Information. None of the information regarding the Company, any of its Subsidiaries or the Merger Transactions to be provided by the Company or any of its Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the documents relating to the Merger Transactions that are filed with the SEC and/or distributed to the stockholders of the Company (the “Distribution Documents”) will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, on the date of the Company Stockholders’ Meeting, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

ARTICLE IV

Representations and Warranties of the Parent Parties

The Parent Parties represent and warrant to the Company Parties that, except as set forth in the disclosure letter delivered by the Parent Parties to the Company Parties on the date hereof (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection):

SECTION 4.01. Organization and Standing. Each of Parent, Merger Sub I and Merger Sub II is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or limited liability company power and authority, as applicable, to (a) own, lease or otherwise hold its properties, rights and assets and (b) conduct its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub I and Merger Sub II is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties, rights and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Authority; Noncontravention.

(a) Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. No vote of holders of capital stock of Parent is necessary to approve this Agreement or to consummate, by Parent, Merger Sub I and Merger Sub II, the Company Merger and OpCo Merger, as applicable, and the other Transactions. The execution and delivery of this Agreement by Parent, Merger Sub I and Merger Sub II and the consummation by Parent, Merger Sub I and Merger Sub II of the Company Merger and OpCo Merger, as applicable, and the other Transactions have been duly authorized and approved by the respective Boards of Directors or sole member, as applicable, of Parent, Merger Sub I and Merger Sub II, and except for the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub I (which adoption shall be effected by the written consent of Parent immediately following the execution of this Agreement), no other corporate proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to authorize this Agreement or the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and, assuming the due authorization, execution and delivery hereof by the Company and OpCo, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub I has adopted resolutions (i) unanimously approving the Company Merger and the execution, delivery and performance by Merger Sub I of this Agreement and the consummation of the Company Merger and the other Transactions, (ii) declaring that this Agreement is advisable and (iii) directing that this Agreement be submitted for adoption by Merger Sub I’s stockholder, which resolutions have not been subsequently rescinded, modified or withdrawn. The sole member of Merger Sub II has adopted resolutions (A) unanimously approving the OpCo Merger and the execution, delivery and performance by Merger Sub II of this Agreement and the consummation of the OpCo Merger and the other Transactions and (B) declaring that this Agreement is advisable, which resolutions have not been subsequently rescinded, modified or withdrawn.

(c) The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II do not, and the consummation by Parent, Merger Sub I and Merger Sub II of the Company Merger and the OpCo Merger, as applicable, and the other Transactions, and compliance with Parent, Merger Sub I and Merger Sub II with the provisions of this Agreement do not and will not require any consent by any person under, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, cancelation or acceleration of any obligation or to the loss of any benefit under, or result in the creation of any Lien upon, any of the properties, rights or assets of Parent or any of its Subsidiaries under, (i) the certificate of incorporation, by-laws or other comparable charter or Organizational Documents of Parent, Merger Sub I or Merger Sub II, (ii) any Contract to which Parent or any of its Subsidiaries is a party or any of their respective properties, rights or other assets is subject or (iii) subject to receipt of the governmental filings and other matters referred to in Section 4.02(d), any Law or Order applicable to Parent or any of its Subsidiaries or any of their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancelation or acceleration, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent, Merger Sub I and Merger Sub II or the consummation by Parent, Merger Sub I and Merger Sub II of the Transactions, except for (i) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (ii) filings required under, and compliance with other applicable requirements of, any applicable Antitrust and Foreign Investment Law, (iii) the filing of the Company Certificate of Merger and the OpCo Certificate of Merger with the Secretary of State and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03. Litigation. As of the date hereof, there are no (a) pending or, to the Knowledge of Parent, threatened Actions against any Parent Party or any of their respective Affiliates, or (b) Orders to which any Parent Party or any of their respective Affiliates is subject, except, in each case, for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04. Ownership and Operations of Merger Sub I and Merger Sub II. Other than as provided under, or as a result of the transactions contemplated by, the Rollover Agreements, (a) Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub I, and (b) Merger Sub I owns beneficially and of record all of the outstanding capital stock of Merger Sub II, free and clear of all Liens. Each of Merger Sub I and Merger Sub II was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05. Information Supplied. None of the written information supplied or to be supplied by or on behalf of any Parent Party for specific inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first filed with the SEC or at the time the Proxy Statement (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent, Merger Sub I and Merger Sub II make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.06. No Ownership of Company Capital Stock or OpCo Common Units. None of Parent, Merger Sub I, Merger Sub II or any of their Affiliates is (or during the period beginning October 5, 2020 has been) an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL). Except as set forth on Section 4.06 of the Parent Disclosure Letter, none of Parent, Merger Sub I, Merger Sub II or any of their Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the period beginning October 5, 2020 has beneficially owned, directly or indirectly, or been the record holder of), or is (or during the period beginning October 5, 2020 has been) a party to any Contract (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Capital Stock or OpCo Common Units or any option, warrant or other right to acquire any shares of Company Capital Stock or OpCo Common Units, in each case, except pursuant to the Rollover Agreements.

SECTION 4.07. Financing.

(a) Parent has delivered to the Company true and complete copies of fully executed commitment letters dated as of the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, supplemented, otherwise modified or replaced from time to time after the date of this Agreement in compliance with Section 5.13 and the terms of such commitment letters, collectively, the “Equity Funding Letters”) from the Sponsors providing for equity investments in Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”). The Equity Funding Letters provide that the Company is a third-party beneficiary thereof in connection with the Company’s exercise of its rights under Section 8.08. As of the date of this Agreement, (i) the Equity Funding Letters have not been amended or otherwise modified, (ii) no such amendment or other modification is contemplated, (iii) none of the obligations and commitments contained in the Equity Funding Letters have been withdrawn, terminated or rescinded in any respect and (iv) no such withdrawal, termination or rescission is contemplated. Assuming (i) the Equity Financing is funded in accordance with the Equity Funding Letters and (ii) the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VI, the aggregate amount of cash proceeds provided pursuant to the Equity Funding Letters, together with an amount of available cash on hand at the Company not less than 210,000,000 and the Rollover Amount, will in the aggregate be sufficient for the Parent Parties and the Surviving Entities to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of the Equity Award Consideration and all amounts payable in respect of the Convertible Notes), including all fees and expenses payable by any Parent Party in connection with the Transactions. Each Equity Funding Letter is (x) a legal, valid and binding obligation of Parent and the applicable Sponsor party thereto, (y) enforceable in accordance with its terms against Parent and such Sponsor, in each case except as such enforceability may be limited by the Bankruptcy and Equity Exception and (z) in full force and effect.

(b) As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub I, Merger Sub II or the Sponsors under the Equity Funding Letters or otherwise result in any portion of the Equity Financing contemplated hereby to be unavailable or delayed. Assuming the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VI, none of Parent, Merger Sub I or Merger Sub II has any reason to believe that any of the conditions to the Equity Financing will not be satisfied by the Parent Parties on a timely basis or that the Equity Financing will not be available to Parent on the Closing Date. Except as expressly set forth in the Equity Funding Letters, there are no conditions to the obligations of the Sponsors to fund the full amount of the Equity Financing or any contingencies that would permit the Sponsors to reduce the amount of the Equity Financing. As of the date of this Agreement, except for customary interim investor or similar arrangements and the Rollover Agreements, there are no side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) to which any Parent Party or any of its Affiliates is a party related to the Equity Financing other than as expressly contained in the Equity Funding Letters and delivered to the Company prior to the date of this Agreement.

SECTION 4.08. Termination Equity Commitment Letters. Concurrently with the execution of this Agreement, Parent has delivered to the Company true and complete copies of termination fee equity commitment letters dated as of the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, supplemented, otherwise modified or replaced from time to time after the date of this agreement in compliance with the terms of such commitment letters, collectively, the “Termination Equity Commitment Letters”) from the Sponsors in favor of Parent in respect of Parent’s obligation to pay the Parent Termination Fee up to the aggregate amount set forth therein. Each Termination Equity Commitment Letter is (a) a legal, valid and binding obligation of the applicable Sponsor party thereto, (b) enforceable against such Sponsor and Parent in accordance with its terms, and (c) in full force and effect, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Sponsors or Parent under the Termination Equity Commitment Letters.

SECTION 4.09. Certain Arrangements. As of the date hereof, except pursuant to the Rollover Agreements and as set forth on Section 4.09 of the Parent Disclosure Letter, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub I, Merger Sub II or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries, the Company Capital Stock or the Transactions or (b) pursuant to which any stockholder of the Company or member of OpCo would be entitled to receive consideration of a different amount or nature than the applicable Merger Consideration payable to such person as contemplated herein or pursuant to which any stockholder of the Company or member of OpCo agrees to vote to adopt this Agreement or approve the Mergers or agrees to vote against any Superior Proposal.

SECTION 4.10. Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Parent Parties, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates.

SECTION 4.11. Independent Investigation. Each of Parent, Merger Sub I and Merger Sub II acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company’s Subsidiaries and that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company’s Subsidiaries that it and its Representatives have desired or requested to review for such purpose, and that it and its Representatives have had full opportunity to meet with the management of the Company and the Company’s Subsidiaries and to discuss the business and assets of the Company and the Company’s Subsidiaries.

SECTION 4.12. No Other Representations or Warranties. Each of Parent, Merger Sub I and Merger Sub II acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (as qualified pursuant to the provisions therein), none of the Company, OpCo or any of its Subsidiaries, nor any other person, (a) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub I, Merger Sub II or any of their respective Representatives or (b) will have or be subject to any liability or indemnification obligation to Parent, Merger Sub I or Merger Sub II resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub I, Merger Sub II or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. In furtherance of the foregoing, Parent acknowledges and represents that it is not relying on any representation or warranty of the Company, OpCo, any of its Subsidiaries or any other person other than those representations and warranties specifically set forth in Article III. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

SECTION 4.13. Proxy Statement; Other Information. None of the information regarding the Parent Parties or the Merger Transactions to be provided by the Parent Parties specifically for inclusion in, or incorporation by reference into, the Distribution Documents will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, on the date of the Company Stockholders’ Meeting, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading.

ARTICLE V

Covenants and Agreements

SECTION 5.01. Conduct of Business.

(a) During the period from the date hereof until the Company Merger Effective Time, except (u) as required by a Governmental Authority or applicable Law, (v) as expressly required or expressly permitted by this Agreement (including Section 5.12 and Section 5.14 hereof), (w) as described in Section 5.01 of the Company Disclosure Letter, (x) as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), (y) solely with respect to Section 5.01(a)(A) and Section 5.01(a)(B) (other than Sections 5.01(a)(B)(iii), (iv), (viii) or (ix) (or Section 5.01(a)(B)(xix) with respect to any of the foregoing)), as required to comply with COVID-19 Measures or (z) for commercially reasonable actions taken (or not taken) by the Company or any of its Subsidiaries in good faith with prior consultation with the Parent Parties (to the extent practicable and reasonably reflecting their input) to mitigate the risk of COVID-19 or COVID-19 Measures (clauses (y) and (z), the “COVID-19 Changes”), the Company (A) shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (1) carry on its business in all material respects in the ordinary course of business consistent with past practices, (2) preserve its and each of its Subsidiaries’ business organizations substantially intact and preserve existing relations with key customers and other persons with whom the Company or its Subsidiaries have significant business relationships, and (3) keep available the services of their current officers and other key employees and (B) shall not, and shall cause each of its Subsidiaries not to:

(i) amend the Company Charter or the Company Bylaws or amend in any material respect the comparable Organizational Documents of any Subsidiary of the Company;

(ii) enter into any Company Collective Bargaining Agreement, other than as required by Law;

(iii) (A) issue, sell, pledge (except pursuant to a Permitted Lien) or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants, options, calls, agreements, arrangements, undertakings, commitments or other rights of any kind (including any Company Security) to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant (1) between or among the Company and its Subsidiaries or (2) required pursuant to the exercise or settlement of Company Equity Awards under the Company Stock Plan outstanding on the date hereof in accordance with the terms of the applicable Company Benefit Plan in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants, options, calls, agreements, arrangements, undertakings, commitments or other rights of any kind to acquire any shares of its capital stock or other equity or voting interests (including any Company Security), except (x) pursuant to written commitments in effect and for which true and correct copies have been made available to Parent as of the date hereof with former directors or employees in connection with the termination of their services to the Company or any of its Subsidiaries, (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Equity Awards, acquisitions by the Company in connection with the forfeiture of such Company Equity Awards, or acquisitions by the Company in connection with the net exercise of Company Stock Options or (z) redemptions, purchases or acquisitions of any class of units of OpCo pursuant to Article XI of the OpCo LLC Agreement, (C) in the case of the Company and any of its Subsidiaries that is not directly or indirectly wholly owned by the Company or OpCo, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iv) in each case subject to each of the following Indebtedness not exceeding the applicable All-In Yield Threshold, (A) incur, assume, guarantee or otherwise become liable for (directly, contingently or otherwise) any Indebtedness or enter into any “keep well” or other Contract to maintain any financial statement condition of another person, except for (1) Indebtedness, guarantees, “keep well” or other Contracts between or among, or in respect of the obligations of, any of the Company and any of its Subsidiaries, (2) letters of credit obtained in the ordinary course of business and which do not contain any “change of control”, anti-assignment or similar provisions that may be triggered by the Mergers, (3) Indebtedness incurred under the Debt Agreements (including in respect of letters of credit) or the Indenture (and Indebtedness incurred to prepay, repay, redeem or refinance any Indebtedness outstanding under any of the Debt

Agreements in accordance with Section 5.14), (4) any other Indebtedness having an aggregate principal amount outstanding that is not in excess of $30,000,000, and (5) installment payment obligations incurred in the ordinary course of business, (B) prepay, repay or redeem any Indebtedness outstanding under any of the Debt Agreements, except (1) as required by the terms of the applicable Debt Agreement as in effect on the date hereof (or as amended, supplemented, restated or otherwise modified in accordance with Section 5.14) or (2) as permitted by Section 5.14, or (C) make any loans, capital contributions or advances to any person outside of the ordinary course of business, other than to the Company or any Subsidiary of the Company; provided, that, notwithstanding anything to the contrary in this clause (iv) and/or the Company Disclosure Letter, in no event shall the Company and/or any of its Subsidiaries assume, guarantee or otherwise become liable for (directly, contingently or otherwise) any Indebtedness (excluding Indebtedness that is actually drawn and outstanding on the date of this Agreement) in excess of $400,000,000 following the date of this Agreement (such amount, the “Interim Debt”);

(v) adopt or implement any stockholder rights plan, “poison pill” or similar arrangement;

(vi) other than with respect to Intellectual Property, sell, lease, license or otherwise transfer to any person, in a single transaction or series of related transactions, any material properties, rights or assets, except (A) dispositions of obsolete, worn out or surplus assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers between or among the Company and its Subsidiaries, (C) pursuant to existing Contracts in effect on the date hereof or (D) in the ordinary course of business consistent with past practices (which for the avoidance of doubt shall include (i) leases, subleases or licenses of immaterial portions of Owned Real Property or Leased Real Property in the ordinary course of business consistent with past practices and (ii) sales or other dispositions of supplies, inventory, merchandise or products in the ordinary course of business consistent with past practices);

(vii) sell, transfer, license, abandon, cancel, permit to lapse or otherwise dispose of any Intellectual Property owned by the Company or any of its Subsidiaries, other than grants of non-exclusive licenses of such Intellectual Property in the ordinary course of business consistent with past practices;

(viii) (A) make any acquisition of, or investment in, any properties, assets, securities or business (whether by merger, sale of stock, sale of assets or otherwise) or otherwise incur capital expenditures, for consideration or other payments in excess of $20,000,000 individually (and $40,000,000 in the aggregate with respect to any single client) or $350,000,000 in the aggregate, other than (x) acquisitions pursuant to Contracts in effect as of the date of this Agreement (copies of which have been made available to Parent) and (y) investments in the Company or any of its Subsidiaries or (B) enter into any new line of business outside the business being conducted by the Company and its Subsidiaries on the date hereof and any reasonable extensions thereof, unless, in each case, such acquisition or investment would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

(ix) (A) grant to any Company Participant any increase in compensation or benefits (except that the Company may (1) provide increases in compensation or benefits to employees with an annual fee or base salary of $225,000 or less, (2) provide increases in compensation to members of the Company Board and (3) make annual or quarterly bonus payments and sales commission payments, in the case of (1), (2) and (3), in the ordinary course of business consistent with past practice), (B) grant or increase the amount of any severance, retention, change in control or termination pay payable to any Company Participant (except the Company may make such grant or increase to employees with an annual fee or base salary of $225,000 or less in the ordinary course of business consistent with past practice), (C) enter into any employment or consulting agreement with any director, employee or other individual service provider pursuant to which the annual fee or base salary under such agreement exceeds $225,000 (except for non-officer employees or individual consultant hires in the ordinary course of business consistent with past practice in progress prior to the date hereof), in each case, which agreements do not include equity-based, change in control, retention, severance or similar payments or obligations, (D) hire or terminate any employee or other individual service provider of the Company or any of its Subsidiaries with an annual fee or base salary in excess of $225,000, other than terminations for cause (as reasonably determined in good faith by the Company or its applicable Subsidiaries) or due to death or disability, (E) grant any Company Participant any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or Section 4999 of the Code, (F) except as permitted under clause (C), establish, adopt, enter into, terminate or materially amend any collective bargaining agreement or material Company Benefit Plan (or arrangement that would be a Company Benefit Plan if in effect on the date hereof) or (G) take any action to accelerate any compensation, rights or benefits under any Company Benefit Plan, or fund or in any other way secure the payment of any compensation, rights or benefits under any Company Benefit Plan, except, in the case of each of clauses (A) through (G), (x) as required pursuant to the terms of any Company Benefit Plan or Company Collective Bargaining Agreement, or (y) as permitted under this Section 5.01(a)(ix);

(x) make any material change in its financial accounting methods, principles or policies materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as may be required by a change in GAAP;

(xi) (A) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger or consolidation, other than among the Company and any wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company) or (B) commence or file any petition seeking (x) liquidation, reorganization or other relief under any U.S. federal, U.S. state or other bankruptcy, insolvency, receivership or similar Laws or (y) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official;

(xii) grant or otherwise create any Lien, other than Permitted Liens, on any of its material assets other than (A) to secure Indebtedness permitted under Section 5.01(a)(iv) or (B) pledges of individual Property Assets in the ordinary course of business in connection with meeting revenue thresholds under Operator Contracts;

(xiii) settle or compromise any material pending or threatened Action, other than settlements or compromises that (A) require payment by the Company or any of its Subsidiaries in settlement or compromise of amounts that do not exceed $2,000,000 in the aggregate or $1,000,000 individually, (B) do not involve any material injunctive or equitable relief or impose material restrictions on the business of the Company and its Subsidiaries, taken as a whole, or (C) involve any admission of wrongdoing by the Company or any of its Affiliates;

(xiv) (A) make any change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period, (B) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, (C) other than in the ordinary course of business, file any material Tax Return, (D) file any amended Tax Return in a manner inconsistent with past practice, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any proceeding with respect to any Tax claim or assessment relating to material amounts of Taxes of the Company Parties or any of their Subsidiaries, (G) surrender any right to claim a refund of a material amount of Taxes or (H) request any ruling with respect to Taxes;

(xv) modify any privacy policy or the operation or security of any IT Systems used in its business, in each case, in any materially adverse manner, except as required by applicable Law;

(xvi) other than (x) in the ordinary course of business consistent with past practices, (y) renewals or expirations of Property Contracts in accordance with their existing terms or (z) any Contracts amended, waived, modified, entered into or terminated to effect any action otherwise expressly permitted to be taken by the Company pursuant to this Agreement (including the other clauses of this Section 5.01(a), Section 5.12 or Section 5.14), (A) amend, waive or otherwise modify any rights under (including by entering into a new Material Contract with such party or otherwise) any of its Material Contracts, (B) terminate any Material Contract or (C) enter into any agreement or arrangement that, if existing on the date of this Agreement, would be a Material Contract;

(xvii) take any action that would result in a change to the conversion rate of the Convertible Notes from the rate set forth in Section 3.02(d), other than any change as a result of the Transactions;

(xviii) engage in any “plant closing” or “mass layoff” or other event which would trigger the notification requirements pursuant to the WARN Act or any similar state or local Law; or

(xix) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) None of the Parent Parties shall knowingly take or permit their controlled Affiliates to take any action that could reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Company Merger Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Company Merger Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02. Solicitation; Change in Recommendation.

(a) Except as expressly permitted by this Section 5.02, the Company shall, and shall cause each of its Subsidiaries and its and their respective officers, directors and employees to, and shall use its reasonable best efforts to cause its and their other Representatives to, (i) on the date hereof (the “No-Shop Period Start Date”), immediately (A) cease any solicitation, encouragement, discussions, communications or negotiations with any persons with respect to a Takeover Proposal, potential Takeover Proposal or any inquiry, offer or proposal with respect to, or that would reasonably be expected to lead to, a Takeover Proposal, in each case, that existed prior to the date of this Agreement, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) immediately terminate all physical and electronic dataroom access previously granted to any such person or its Representatives, in each case, other than with respect to Parent and its Affiliates and Representatives and (ii) from the No-Shop Period Start Date until the Company obtains the Company Stockholder Approval, not, directly or indirectly, (A) initiate, solicit or knowingly facilitate, induce or encourage (including by way of furnishing non-public information) the making or submission of any Takeover Proposal or any inquiry, offer or proposal with respect to, or that would reasonably be expected to lead to, a Takeover Proposal, (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information or access in connection with, in response to or for the purpose of, facilitating or encouraging, a Takeover Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to, a Takeover Proposal (other than Parent and its Affiliates and Representatives), (C) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Takeover Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal, (D) waive any standstill or similar agreement, (E) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition,” or other form of antitakeover statute or regulation (or any related provision in the Company’s governing documents) applicable to any transactions contemplated by a Takeover Proposal and/or (F) authorize any of the foregoing.

(b) Notwithstanding anything contained in Section 5.02(a), if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, (i) the Company receives a bona fide written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02 by the Company, its Subsidiaries or any of its or their Representatives, (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel that the failure to take the actions set forth in the following clauses (x) and (y) would be inconsistent with its fiduciary duties under applicable Law, then the Company may (and may authorize its Representatives to) (x) enter into an Acceptable Confidentiality Agreement with such person or group and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to such person or group and (y) engage in or otherwise participate in discussions or negotiations with, and only with, such person or group with respect to such Takeover Proposal. In the event that, pursuant to clause (x) of the foregoing sentence, the Company furnishes to a person or group of persons making a Takeover Proposal any material non-public information concerning the Company or its Affiliates that has not previously been furnished or made available to Parent and its Representatives, the Company shall at the same time, or substantially concurrently, furnish such information to Parent. As used in this Agreement, the term “Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date hereof that contains provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not restrict the making of, or amendment or modification to, any confidential Takeover Proposal to the Company Board. It is agreed that any violation of the restrictions set forth in this Section 5.02 by any Representative of the Company or any of the Company’s Subsidiaries or their respective Representatives shall constitute a breach of this Section 5.02 by the Company.

(c) Following the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company shall (i) promptly (and in any event within 24 hours of receipt thereof by the Company or any of its Representatives) notify Parent orally and in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal or any inquiry, offer, proposal, request for information or discussion that would reasonably be expected to lead to, a Takeover Proposal, and such notice shall disclose to Parent a summary of the material terms and conditions of any such Takeover Proposal or other inquiry (and a copy of such Takeover Proposal or other inquiry, if in writing, including any draft agreements or term sheets, financing commitments and other documents submitted therewith) and the identity of the person or group of persons making such Takeover Proposal or other inquiry and (ii) keep Parent reasonably informed in all material respects on a current basis of the status and any developments with respect to any such Takeover Proposal or other inquiry, offer or proposal (including any material changes thereto) and shall provide Parent with a copy of any written documents delivered to the Company or its Subsidiaries or Representatives that contain any material amendments thereto or any material change to the material terms or conditions thereof, including notifying Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal in accordance with Section 5.02(b). The Company agrees that it and its Subsidiaries will not, after the date of this Agreement, enter into any confidentiality agreement or other Contract with any person that prohibits the Company from providing any information to Parent in accordance with this Section 5.02 or otherwise prevents the Company, its Subsidiaries or their respective Representatives from complying with their respective obligations in this Section 5.02.

(d) Except as set forth in this Section 5.02(d), neither the Company Board, the Transaction Committee nor any duly authorized committee of the Company Board shall (i) (A) withhold or withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement, (B) approve or endorse or adopt, or recommend the approval, endorsement or adoption of, or publicly propose to recommend, approve, endorse or adopt, any Takeover Proposal, (C) fail to reaffirm publicly the Company Board Recommendation within ten (10) Business Days (or if earlier, the Business Day prior to the Company Stockholders’ Meeting) of a request therefor in writing from Parent following the public disclosure of a Takeover Proposal or (D) fail to recommend against, in a Schedule 14D-9 any Takeover Proposal that is a tender or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood that the Company Board may, and may cause the Company to, (x) make a customary “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, and (y) elect to take no position with respect to a Takeover Proposal until the close of business on the tenth (10th) Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act (any action described in this clause (i), other than the actions in the immediately preceding parenthetical, being considered an “Adverse Recommendation Change”), or (ii) adopt, authorize or declare advisable or publicly propose to adopt, authorize or declare advisable or authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, license agreement, alliance agreement or other similar agreement or arrangement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the Company Stockholders’ Meeting, the Company Board may (1) authorize and make an Adverse Recommendation Change in response to a bona fide written Takeover Proposal that did not result from a breach of this Section 5.02 or an Intervening Event if the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (2) authorize and cause the Company to enter into a definitive agreement with respect to a bona fide written Takeover Proposal that did not result from a breach of this Section 5.02 and terminate this Agreement pursuant to Section 7.01(d)(ii) if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that (I) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (II) such Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company Board shall not, and shall cause the Company not to, take any action set forth in clause (1) or (2) (other than the authorization thereof subject to compliance with this proviso) unless (A) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms of any such Superior Proposal and the identity of the person or group of persons making such Superior Proposal) (it being understood and agreed that any amendment to any financial term or other materials terms or conditions (including the provision of financing) of any Superior Proposal shall require a new notice and a new notice period (which shall be two (2) Business Days instead of four (4) Business Days)), (B) the Company has negotiated, and has caused its Subsidiaries and Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (C) following the end of such notice period, the Company Board has considered in good faith such binding offer, and after consultation with its outside legal counsel, determined that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and in the case of any action pursuant to clause (1) with respect to a Takeover Proposal or action pursuant to clause (2), after consultation with its outside legal counsel and financial advisors, the Takeover Proposal subject to such notice continues to constitute a Superior Proposal if the revisions proposed in such binding offer by Parent were to be given effect; provided, further, that any purported termination of this Agreement in accordance with clause (2) to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.01(d)(ii) and the Company pays or causes to be paid to Parent the Company Termination Fee in accordance with Section 7.03 prior to or concurrently with such termination. Subject to this Section 5.02 (including Section 5.02(d)), the parties hereby agree that the Company Board may only withhold or withdraw (or modify in a manner adverse to Parent) the Company Board Recommendation through properly adopted resolutions of the Company Board.

(e) Nothing in this Section 5.02 shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure of the Company Board, to make such disclosure would be inconsistent with the directors’ exercise of their duties to the Company’s stockholders under applicable Law; provided, however, that in no event shall the Company Board, the Transaction Committee or any duly authorized committee of the Company Board take, or agree or resolve to take, any action prohibited by Section 5.02(d). Any Adverse Recommendation Change may only be made in accordance with Section 5.02(d).

(f) As used in this Agreement, the term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent and its Affiliates) relating to (i) any direct or indirect acquisition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of the Company (including any direct or indirect acquisition, in a single transaction or series of related transactions, of equity interests in any Subsidiary of the Company) and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board), (ii) any direct or indirect acquisition, purchase or issuances, in a single transaction or series of related transactions, of 20% or more of the aggregate outstanding Company Capital Stock or 20% or more of the aggregate outstanding equity interests in any Subsidiary of the Company, (iii) any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the aggregate Company Capital Stock or 20% or more of the aggregate outstanding equity interests in any Subsidiary of the Company or (iv) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which such person or group of persons (or the stockholders of any person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company (including any direct or indirect acquisition, in a single transaction or series of related transactions, of equity interests in any Subsidiary of the Company) and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board) or 20% or more of the aggregate equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions.

(g) As used in this Agreement, the term “Superior Proposal” means any bona fide written Takeover Proposal that the Company Board has determined in its good-faith judgment, after consultation with its financial advisors and outside legal counsel, that (i) would, if consummated, be more favorable to the Company’s stockholders than the Transactions from a financial point of view, taking into account all the terms and conditions of such proposal (including the legal, financial (including financing terms), regulatory, timing and other aspects of the proposal and the identity of the person making the proposal) and this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (ii) is reasonably likely to be completed on the terms proposed, taking into account all legal, financial (including financing terms), regulatory, timing and other aspects of such proposal; provided that, for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03. Reasonable Best Efforts; Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Merger Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Merger Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust and Foreign Investment Laws, which are the subject of Sections 5.03(b), 5.03(c) and 5.03(d). In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (A) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Merger Transactions and refrain from taking any actions that would cause the applicability of such Laws and (B) if the restrictions of any Takeover Law become applicable to any of the Merger Transactions, take all actions necessary to ensure that the Merger Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Merger Transactions.

(b) Each of the parties hereto agrees to (i) make any appropriate filings or, if applicable, draft filings, with any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Antitrust and Foreign Investment Laws (“Governmental Antitrust and Foreign Investment Authority”) pursuant to any applicable Antitrust and Foreign Investment Law with respect to the Merger Transactions as promptly as reasonably practicable following the date hereof, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any applicable Antitrust and Foreign Investment Law and (iii) take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under any applicable Antitrust and Foreign Investment Laws and to obtain all consents under any Antitrust and Foreign Investment Laws that may be required by any Governmental Antitrust and Foreign Investment Authority with competent jurisdiction, so as to enable the parties hereto to consummate the Merger Transactions.

(c) In furtherance and not in limitation of the other covenants contained in this Section 5.03 but subject to the last sentence of this Section 5.03(c), Parent shall promptly take, or cause to be taken, any and all actions necessary to resolve objections, if any, as may be asserted by any Governmental Antitrust and Foreign Investment Authority or other person with respect to the Transactions and to avoid or eliminate each and every impediment under any Antitrust and Foreign Investment Laws that may be asserted by any Governmental Antitrust and Foreign Investment Authority with respect to the Transactions so as to enable the Closing to occur no later than the End Date, including (i) (A) agreeing to sell or otherwise disposing of, holding (through the establishment of a trust or otherwise), or divesting all or any portion of the business, assets or operations of Parent, the Company or any of the Company’s Subsidiaries or the business, assets or operations of the Surviving Corporation and its Subsidiaries after the Company Merger Effective Time, (B) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Parent, the Company or any of the Company’s Subsidiaries or of the Surviving Corporation and its Subsidiaries after the Company Merger Effective Time, (C) agreeing to or otherwise becoming subject to any limitations on (I) the right of Parent to control or operate its business (including the business of the Surviving Corporation and its Subsidiaries after the Company Merger Effective Time) or assets (including the assets of the Surviving Corporation and its Subsidiaries after the Company Merger Effective Time), or (II) the right of Parent to exercise full rights of ownership of its business (including the business of the Surviving Corporation and its Subsidiaries after the Company Merger Effective Time) or assets (including the assets of the Surviving Corporation and its Subsidiaries after the Company Merger Effective Time) and (D) proposing, negotiating, committing to or agreeing to do or permitting to be done any of the foregoing, in each case as may be required in order to cause the conditions to the Closing to be satisfied as promptly as reasonably practicable and (ii) defending or contesting in good faith any

Action brought by a third party (including any Governmental Authority) that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Merger Transactions (each, a “Remedial Action”). To assist Parent in complying with its obligations set forth in this Section 5.03, the Company shall, and shall cause its Subsidiaries and Affiliates to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ or Affiliates’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or Affiliates or any equity interest in any joint venture held by the Company or any of its Subsidiaries or Affiliates (each, a “Divestiture Action”); provided, however, that the consummation of the transactions and other actions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction of all of the conditions to the Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action). In no event shall the Company propose, negotiate, effect or agree to any Remedial Action or Divestiture Action without the prior written consent of the Parent Parties. Notwithstanding anything in this Section 5.03 or any other provision of this Agreement, neither the Parent Parties nor any of their Affiliates shall be required to, (i) agree to, on behalf of itself or the Company (including the Surviving Corporation or any of their respective Subsidiaries or Affiliates) any Burdensome Condition or (ii) take any action, including any Remedial Action or Divestiture Action, in any respect whatsoever with respect to an Affiliate of any Parent Party (including EQT AB or the Public Sector Pension Investment Board and any investment funds or investment vehicles affiliated with, or managed or advised by, EQT AB or the Public Sector Pension Investment Board or any portfolio company (as such term is commonly understood in the private equity industry) or investment of EQT AB or the Public Sector Pension Investment Board or of any such investment fund or investment vehicle), or any interest therein, other than with respect to the Company and its Subsidiaries.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with any Governmental Antitrust and Foreign Investment Authority in connection with the Merger Transactions and in connection with any investigation or other inquiry by or before any Governmental Antitrust and Foreign Investment Authority relating to the Merger Transactions, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Antitrust and Foreign Investment Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Merger Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third person or any Governmental Antitrust and Foreign Investment Authority in connection with the Merger Transactions, and (iv) to the extent permitted by any applicable Governmental Antitrust and Foreign Investment Authority or other person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences.

(e) Each of the parties hereto may, as each deems advisable or necessary, reasonably designate any competitively sensitive material provided to another party as “Outside Counsel Only Material” or some similar notation agreed by the parties. Such materials and the information contained therein will be given only to the outside counsel (and, in the case of information related to filings contemplated by Section 5.03, outside antitrust counsel) of the recipient and will not be disclosed by such counsel to employees, officers or directors of the recipient or its Affiliates unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 5.03, and without limiting the restrictions on access and disclosure set forth in this Section 5.03(e), materials provided to any other party or its counsel pursuant to this Agreement may be redacted (i) as necessary to comply with contractual requirements, (ii) as necessary to address attorney-client or other privilege or protection or confidentiality concerns and (iii) as necessary to comply with applicable data privacy Laws.

SECTION 5.04. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement, including broad-based employee communications, prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters expressly referred to in Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company. Each of Parent and its Affiliates may, without any such consultation, make ordinary course disclosures and communications to existing or prospective general and limited partners, equityholders, members, managers, investors and lenders of such person or any of its Affiliates, in each case who are subject to customary confidentiality restrictions, and any such statements made by Parent or its Affiliates shall be deemed permitted under the Confidentiality Agreement and Section 5.05.

SECTION 5.05. Access to Information; Confidentiality. Subject to applicable Law, between the date of this Agreement and the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, (x) the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or, subject to Section 5.02, to any Takeover Proposal or any other transactions prior to the date hereof potentially competing with or alternative to the Merger Transactions or proposals made prior to the date hereof from other parties relating to any competing or alternative transactions), (y) the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request and (z) the Company shall (i) furnish to Parent the quarterly Executive Management Review report provided to the Company Board promptly after such reports are first delivered to the Company Board and a monthly report of acquisitions and capital expenditures (and a monthly telephonic discussion regarding such report) and (ii) consult with Parent prior to incurring any Interim Debt that satisfies the All-In Yield Threshold pursuant to clause (a) of the definition thereof; provided that, such access may be limited by the Company in response to

COVID-19 Changes to the extent reasonably necessary (a) to protect the health and safety of the Company and its Representatives, or customers, lessors, suppliers, vendors or other commercial partners or (b) in order to comply with any applicable COVID-19 Measures. Parent and Parent’s Representatives (i) shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and (ii) shall not be permitted to conduct any Phase II environmental site assessment or similar sampling, testing or invasive investigation (including of soil, water, air or surfaces) at, on or under any real property of the Company or its Subsidiaries. The Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment after consultation with its counsel, that doing so could violate applicable Law or waive the protection of an attorney-client privilege, work product doctrine or other legal privilege. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence or pursuant to the first proviso of this Section 5.05, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. All requests for information made pursuant to this Section 5.05 shall be directed to the General Counsel of the Company or other person designated by the Company. Until the Company Merger Effective Time, all information provided by or on behalf of the Company or its Subsidiaries pursuant to this Section 5.05 and Section 5.02 will be subject to the terms of the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms; provided that, notwithstanding the foregoing, any information covered by or subject to the Confidentiality Agreement may be disclosed to prospective co-investors and investors in connection with the investment, co-investment, syndication and/or marketing of any portion of any Equity Financing subject to receipt of customary confidentiality undertakings from such prospective co-investors and investors. The Company hereby agrees to use its commercially reasonable efforts to provide Parent such information that is reasonably requested by Parent in connection with the completion of its “anti-money laundering” and “know your customer” compliance undertakings applicable to Parent or its Affiliates in connection with the consummation of the Transactions.

SECTION 5.06. Indemnification and Insurance.

(a) From and after the Company Merger Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Company Merger Effective Time is, or at any time prior to the Company Merger Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director or officer or fiduciary of another person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Company Merger Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent the Company would have been permitted to do so under applicable Law, and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time as provided in the Company Charter and the Company Bylaws and the Organizational Documents of such Subsidiaries as in effect on the date hereof or in any agreement in existence as of the date hereof providing for indemnification between the Company and any Indemnitee. Without limiting the foregoing, Parent, from and after the Company Merger Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and the by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date hereof in the Company Charter and the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Company Merger Effective Time, Parent shall cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent the Company would have been permitted to do so under applicable Law; provided that, the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.06(a).

(b) None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For a period of six (6) years from the Company Merger Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries covering acts or omissions occurring at or prior to the Company Merger Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Company Merger Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies; provided that, (i) if any Claim (whether arising before, at or after the Company Merger Effective Time) is brought against an Indemnitee on or prior to the sixth (6th) anniversary of the Company Merger Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim and (ii) if the aggregate annual premium for such insurance exceeds 300% of the current annual premium for such insurance, then Parent shall provide or cause to be provided a policy for the applicable individuals with the greatest coverage as is then available at a cost up to but not exceeding 300% of such current aggregate annual premium. The Company shall purchase, prior to the Company Merger

Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or prior to the Company Merger Effective Time, covering without limitation the Mergers and the other Transactions; provided that, (x) Parent shall have the right to approve the proposed policy prior to purchase, and (y) in no event shall the aggregate annual premium for such insurance exceed 300% of the current annual premium for such insurance. If such prepaid “tail” policy has been obtained by the Company prior to the Company Merger Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 5.06(c).

(d) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter or the Company Bylaws, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee has consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third-party beneficiaries of this Section 5.06).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

SECTION 5.07. Rule 16b-3. Prior to the Company Merger Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger Transactions by each individual who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.08. Employee Matters.

(a) During the period commencing at the Company Merger Effective Time and ending on the first anniversary of the date on which the Company Merger Effective Time occurs (or until an earlier termination of employment), Parent shall provide, or shall cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Company Merger Effective Time (each, a “Company Employee”) with (i) a base salary or wages (as applicable) and target annual cash incentive opportunities that are no less favorable than those in effect immediately prior to the Company Merger Effective Time, (ii) severance benefits that are no less favorable in the aggregate than those that would have been provided to such Company Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements set forth in Section 5.08(a) of the Company Disclosure Letter and (iii) employee benefit plans and arrangements (other than (x) annual cash bonus opportunities referred to in clause (i) above and (y) any long-term incentive, equity-based, change in control, retention or similar non-recurring compensation and benefits) that are substantially comparable in the aggregate to those provided to the Company Employees immediately prior to the Company Merger Effective Time.

(b) Without limiting the generality of Section 5.08(a), Parent shall, or shall cause the Surviving Corporation to, (i) honor in accordance with their terms all the Company Benefit Plans, as in effect at the Company Merger Effective Time and (ii) use commercially reasonable efforts to (A) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Company Merger Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Company Merger Effective Time and (B) to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Company Merger Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Company Merger Effective Time, except to the extent that such limits or forfeitures applied under the Company Benefit Plan in effect as of the Company Merger Effective Time.

(c) Parent hereby acknowledges that the consummation of the Mergers constitutes a “change in control” or “change or control” (or a term of similar import) for purposes of any Company Benefit Plan that contains a definition of a “change in control” or “change or control” (or a term of similar import), as applicable.

(d) With respect to all employee benefit plans of the Surviving Corporation and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e) Each participant in a Company Benefit Plan that is an annual cash incentive plan (each, an “Annual Incentive Plan”) shall receive a cash bonus in the ordinary course consistent with past practice in respect of the fiscal year in which the Closing occurs; provided that, such bonus shall be no less than (i) with respect to the portion of the fiscal year in which the Closing occurs ending on the Closing Date, an amount equal to the cash bonus calculated under the applicable Annual Incentive Plan based on the projected full-year actual performance under the applicable Annual Incentive Plan as of the Closing, prorated for the portion of the year elapsed between the beginning of the fiscal year in which the Closing occurs and the Closing Date (the “Pre-Closing Bonus”) and (ii) with respect to the remainder of the fiscal year in which the Closing occurs, an amount equal to no less than full-year target performance for each participant under the applicable Annual Incentive Plan for the fiscal year in which the Closing occurs, prorated for the portion of the year elapsed between the Closing Date and the end of the fiscal year in which the Closing occurs (the “Post-Closing Bonus” and, together with the Pre-Closing Bonus, the “Closing Year Bonus”). Parent shall, and shall cause its Subsidiaries, including the Surviving Corporation, to, pay the amount payable, if any, under the applicable Annual Incentive Plan to the applicable Company Employees at the same time that such bonuses are typically paid in the ordinary course of business. Notwithstanding the foregoing, in the event that any Company Employee is terminated by Parent or its Subsidiaries, including the Surviving Corporation, without Cause (as defined in the Company Stock Plan) following the Closing but prior to the payment date for such bonus amounts, if any, Parent shall, and shall cause its Subsidiaries, including the Surviving Corporation, to, pay to such Company Employee, at such time set forth in the preceding sentence, an amount equal to the sum of (x) the applicable Pre-Closing Bonus and (y) a portion of the applicable Post-Closing Bonus pro-rated based on the number of days the applicable Company Employee was employed between the Closing Date and the end of the performance period.

(f) Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 5.08 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.08 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) prevent the Company, its Subsidiaries, Parent or the Surviving Entities from amending or terminating any of their respective benefit plans (including any Company Benefit Plan in accordance with its terms), (iii) prevent Parent, after the Company Merger Effective Time, from terminating the employment of any employees of the Company or its Subsidiaries who continue to be actively employed by the Surviving Corporation or any of its Subsidiaries or (iv) create any third-party beneficiary rights in no current or former employee, any other individual associated therewith or any collective bargaining representative thereof.

SECTION 5.09. Notification of Certain Matters; Stockholder Litigation.

(a) Prior to the Company Merger Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Merger Transactions or from any person alleging that the consent of such person is or may be required in connection with the Merger Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Merger Transactions.

(b) Prior to the Company Merger Effective Time, the Company shall provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall (i) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation against the Company or its directors relating to this Agreement or the Merger Transactions; and (ii) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and will consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.10. Parent Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver to Merger Sub I and the Company, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub I, a written consent adopting this Agreement. Immediately following the execution of this Agreement, Parent shall execute and deliver to Merger Sub II and OpCo, in accordance with Section 18-302(d) of the DLLCA and in its capacity as the sole member of Merger Sub II, a written consent adopting this Agreement.

SECTION 5.11. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to cause the delisting by the Surviving Corporation of all shares of Class A Common Stock from NASDAQ and the deregistration of all shares of Class A Common Stock under the Exchange Act as soon as reasonably practicable after the Company Merger Effective Time.

SECTION 5.12. Convertible Notes; Capped Call Transactions.

(a) On and prior to the Company Merger Effective Time, the Company shall use its commercially reasonable efforts to (i) take all such actions as may be required in accordance with, and subject to, the terms of the Indenture, including the giving of any notices, certificates, supplemental indentures and other documents that might be required thereunder, as a result of the Merger Transactions (provided that, the Company will provide copies of any such notices to the Parent Parties at least three (3) Business Days prior to delivering any such notice and shall consider in good faith and incorporate all reasonable comments provided by Parent with respect thereto) and (ii) take all such actions as may be required to facilitate the settlement of the Convertible Notes in connection with the Closing (it being understood that any such settlement will be subject to the terms of the Indenture, as applicable).

(b) The Company agrees to use its commercially reasonable efforts to cooperate with Parent to enter into arrangements with the Capped Call Counterparties to cause the Capped Call Transactions to be exercised, settled, cancelled or otherwise terminated as of the Closing Date, and to enter into any documentation required to effect such termination. The Company shall promptly provide Parent with any notices or other written communication received from any Capped Call Counterparty with respect to the Capped Call Transactions. The Company shall keep Parent fully informed of all such discussions and negotiations and shall give Parent the option to participate (or have its counsel participate) in any such discussions and negotiations. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any written response to any written notice or other document received from any Capped Call Counterparty with respect to the Capped Call Transactions prior to making any such response, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to making any such response.

(c) The Company will not, and will cause its Representatives not to, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), (i) make any amendments, modifications or other changes to the terms of the Capped Call Documentation or (ii) exercise any right it may have, or enter into any agreement, to terminate, or to trigger an early settlement of, any of the Capped Call Transactions (including as to the form of consideration of any amount payable in respect of any such early settlement). Nothing in this Section 5.12 shall require the Company to (A) other than as required under the Capped Call Transaction, pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with any Capped Call Transactions prior to the occurrence of the Company Merger Effective Time, (B) enter into or effect any settlement, termination, instrument or agreement, or agree to any settlement, termination, or any other change or modification to any instrument or agreement, that is effective prior to the occurrence of the Company Merger Effective Time, or (C) refrain from delivering, or delay the delivery of, any notice required by the terms of the Capped Call Documentation (it being understood that the Company will provide Parent and its counsel with a reasonable opportunity to review and comment on such notice as provided in Section 5.12(b)).

SECTION 5.13. Financing.

(a) Subject to the terms and conditions of this Agreement, Parent will not, without the prior written consent of the Company, effect or permit any termination of or any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Funding Letters if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing, (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing or any other terms to the Equity Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing Date or (B) make the timely funding of the Equity Financing less likely to occur in any respect or (iii) adversely impact the ability of Parent to enforce its rights against the Sponsors under the Equity Funding Letters.

(b) Subject to the terms and conditions set forth herein, prior to the Company Merger Effective Time, each Parent Party shall each use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Equity Funding Letters.

(c) The Parent Parties acknowledge and agree that the obtaining of the Equity Financing, or any alternative financing, is not a condition to Closing.

SECTION 5.14. Debt Agreements. With respect to the Debt Agreements, during the period from the date hereof until the earlier of (x) the Company Merger Effective Time and (y) the termination of this Agreement pursuant to Section 7.01:

(a) Except as consented to by Parent in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause each of its Subsidiaries not to, in each case, subject to the terms and conditions of this Agreement, (i) take any action, or fail to take any action, if the Company has Knowledge that the taking of such action, or the failure to take such action, shall cause a Default, Potential Default or Event of Default or any equivalent term (each as defined in the applicable Specified Debt Agreement) to occur under any of the Specified Debt Agreements (each, a “Debt Default”) or (ii) give any notice, or otherwise take any affirmative action, to terminate any commitments to extend credit that are in effect on the date hereof under any Specified Debt Agreement (for the avoidance of doubt, other than pursuant to the funding thereof not in contravention of the terms of this Agreement).

(b) Except as consented to by Parent in writing (such consent not to be unreasonably withheld, delayed or conditioned other than in connection with any Restricted Remedy contemplated by clause (d) of the definition thereof) or any amendment, supplement or modification to the Specified Debt Agreements to effectuate the incurrence or guarantee of Indebtedness permitted by Section 5.01(a)(iv) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, amend or modify (or waive its rights under) any of the Specified Debt Agreements, except for (i) any such amendment, modification or waiver effected in connection with curing or obtaining a waiver of any Debt Default (or any potential Debt Default), (ii) any such amendment, modification or waiver solely with respect to guarantee and collateral matters and solely to the extent such amendment, modification or waiver is required by the terms of the Debt Agreements as in effect on the date hereof and (iii) any such amendment, modification or waiver solely to the extent such amendment, modification or waiver is required by the terms of the Debt Agreements as in effect on the date hereof.

(c) Notwithstanding anything to the contrary in Section 5.01(a)(iv), (xiii) or (xvi) (or Section 5.01(a)(xix) in respect of any of the foregoing) or Section 5.01(a)(A), the Company and its Subsidiaries shall be permitted to take, or cause to be taken, all actions, and do, or cause to be done, all things determined by the Company in good faith in consultation with Parent to be necessary, proper or advisable in order to cure, or to obtain a waiver of, any Debt Default (or any potential Debt Default), including (i) the payment, repayment, redemption or discharge of all principal, interest, premiums and fees owing by the Company or its Subsidiaries to the holders of the applicable Specified Debt outstanding under the applicable Specified Debt Agreement or (ii) such other actions or things that cause the holders of such Specified Debt under such Specified

Debt Agreement, or the agent on their behalf, to no longer have the right to cause, on account of such Debt Default, the Specified Debt outstanding thereunder to be due and payable prior to its scheduled final maturity; provided, however, that it is hereby understood and agreed that if any Restricted Remedy was effected to cure, or to obtain a waiver of, such Debt Default, then such Debt Default shall cease to be continuing for purposes of this Agreement only if Parent shall have consented in writing to such Restricted Remedy; provided, further, it is hereby understood and agreed that any Debt Default shall not be continuing for purposes of this Agreement if cured or, in accordance with the applicable Specific Debt Agreement, waived by the applicable parties thereto in accordance with this Section 5.14(c), in each case, without the consummation of any Restricted Remedy.

(d) The Company shall provide prompt notice to Parent in the event the Company or any of its Subsidiaries obtains Knowledge, and Parent shall provide prompt notice to counsel for the Company in the event any Parent Party or any of its Affiliates obtain any actual knowledge (which shall mean the actual knowledge of the deal professionals of the Sponsors actively involved with the Transactions), that any Debt Default shall have occurred and is continuing (or, in the case of any such notice by Parent, that any event or circumstance that, had the Company had knowledge thereof, would constitute a Debt Default shall have occurred or shall exist).

SECTION 5.15. Resignation of Directors. At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent executed letters of resignation or evidence of removal of each director of the Company and OpCo, effective as of the Closing.

SECTION 5.16. Preparation of the Proxy Statement. As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law (and in any event within twenty (20) Business Days), the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC. Subject to Section 5.02, the Company Board shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning the Parent Parties and their respective Affiliates as may be reasonably requested by the Company and customary in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. Each of the Company and the Parent Parties shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable for use in an amendment of, or a supplement to, the Proxy Statement so that the Proxy Statement does not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall (a) provide Parent with a reasonable opportunity to review and to propose comments on such document or response (including the proposed final version of such document or response), (b) consider in good faith, inclusion of reasonable comments provided by Parent with respect to such document or response, and (c) not file or mail such document or respond to the SEC prior to receiving Parent’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

SECTION 5.17. Company Stockholders’ Meeting.

(a) As soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement (and in any event within five (5) Business Days after such time), the Company shall take all necessary actions in accordance with applicable Law, the Company Charter, the Company Bylaws and the rules of NASDAQ to set a record date for, call, give notice of, convene and hold a meeting of its stockholders (with such record date and meeting date to be selected after consultation with Parent) for the purpose of obtaining the Company Stockholder Approval (including any adjournment, recess, reconvening or postponement thereof, the “Company Stockholders’ Meeting”). Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s request, of the status of its efforts to solicit the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, after consultation with Parent, adjourn, recess, reconvene or postpone the Company Stockholders’ Meeting if the Company reasonably believes that (i) such adjournment, recess, reconvening or postponement, after consultation with its outside legal counsel and financial advisors, is required by applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders’ Meeting, (ii) as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), (A) there will be an insufficient number of Company Capital Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (B) there will be an insufficient number of proxies to obtain the Company Stockholder Approval or (iii) such adjournment, recess, reconvening or postponement, after consultation with its outside legal counsel and financial advisors, is required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Action in connection with this Agreement or the Transactions or has been requested by the SEC or its staff; provided that, the Company Stockholders’ Meeting shall not be postponed or adjourned (I) by more than ten (10) days at a time, or (II) with respect to clause (ii) above, to a date that is more than thirty (30) days after the date on which the Company Stockholders’ Meeting was originally scheduled, in each case without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

(b) Unless this Agreement has been terminated in accordance with Article VII, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting and to hold a vote of the Company’s stockholders at the Company Stockholders’ Meeting for the purpose of obtaining the Company Stockholder Approval required in connection with this Agreement shall not be limited or otherwise affected by the commencement, public proposal, public disclosure, communication, announcement or submission to the Company, its Affiliates or their respective Representatives of any Takeover Proposal (whether or not a Superior Proposal) or by the making of any Adverse Recommendation Change by the Company Board. Additionally, unless this Agreement has been terminated in accordance with Article VII, the Company shall not submit to or for a vote of its stockholders of the Company any Takeover Proposal.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints. No Governmental Authority of competent authority shall have issued an Order or enacted a Law (collectively, “Restraints”) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers or imposes a Burdensome Condition.

(b) Governmental Consents. The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the Antitrust and Foreign Investment Laws set forth in Section 6.01(b) of the Company Disclosure Letter shall have expired or been terminated without the imposition of any Burdensome Condition and the approvals under the Antitrust and Foreign Investment Laws set forth in Section 6.01(b) of the Company Disclosure Letter shall have been received without the imposition of any Burdensome Condition.

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

SECTION 6.02. Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Mergers is subject to the satisfaction or (to the extent permitted by applicable Law) valid waiver, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company Parties (i) set forth in Section 3.02(a), Section 3.02(b) and Section 3.02(c) (solely with respect to the Company and OpCo) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of this clause (i) for de minimis inaccuracies, (ii) set forth in Section 3.03(a), Section 3.03(b), Section 3.03(c), Section 3.03(d), Section 3.03(e)(i), Section 3.13, Section 3.18 and Section 3.19 shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.05(b) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date and (iv) set forth in the Agreement, other than those Sections specifically identified in clause (i), (ii) and (iii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to

“materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Solely for the purposes of clause (i) of this Section 6.02(a), if one or more inaccuracies in the sections referred to in clause (i) of this Section 6.02(a) would cause the aggregate amount required to be paid by the Parent Parties or any of their respective Affiliates to consummate the Mergers and pay all fees and expenses in connection therewith increase by $4,000,000 or more, such inaccuracy or inaccuracies will not be considered de minimis. Parent shall have received a certificate signed on behalf of the Company Parties by an executive officer of the Company to such effect.

(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the Closing under the Agreement and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Debt Agreements. There shall not have occurred and be continuing any Debt Default immediately prior and immediately after giving effect to the Mergers.

(d) Minimum Cash. (i) The Company shall have an amount of unrestricted cash not less than $210,000,000 held in bank accounts located in the United States and available to the Company Parties without any Tax or other fees, costs or expenses to be used by the Parent Parties to make the payments required to be made by the Parent Parties and the Company at the Closing and (ii) the Company or any of its Subsidiaries shall have an additional amount of cash of not less than $30,000,000.

(e) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(f) Waiver Agreements. Each Waiver Agreement shall be in full force and effect on the Closing Date (and all conditions thereunder to such effectiveness shall have been satisfied) and shall be enforceable against each party thereto, in each case, to the extent required in order that, after giving effect to the Transactions, no Change of Control (as defined in any Specified Debt Agreement and including any equivalent or corresponding term) shall have occurred or be continuing under the Specified Debt Agreements.

SECTION 6.03. Conditions to the Obligations of the Company Parties. The obligation of the Company Parties to effect the Mergers is subject to the satisfaction or (to the extent permitted by applicable Law) valid waiver, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of the Parent Parties by an executive officer of Parent to such effect.

(b) Compliance with Covenants. The Parent Parties shall have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the Closing under the Agreement and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII

Termination

SECTION 7.01. Termination. This Agreement may be terminated and the Merger Transactions abandoned at any time prior to the Company Merger Effective Time (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent; or

(b) by either the Company or Parent:

(i) if the Company Merger Effective Time shall not have occurred on or prior to September 30, 2023 (as such date may be extended pursuant to Section 8.08, the “End Date”); provided that, (A) in the event that all conditions to Closing have been satisfied on or prior to the End Date other than (x) those conditions that by their nature are to be satisfied at the Closing, each of which are capable of being satisfied at the Closing, and (y) the condition set forth in Section 6.01(b), then the End Date shall be automatically extended (without any further action by any Person) until November 30, 2023 (subject to either Parent or the Company having obtained an extension of each applicable Waiver Agreement until November 30, 2023), and (B) the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if a breach in any material respect by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform in any material respect any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent Parties shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided, however, that neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.01(b)(ii) in the event that such party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final and nonappealable Restraint; or

(iii) if the Company Stockholder Approval is not obtained at the Company Stockholders’ Meeting duly convened therefor; or

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties or fails to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, the Company shall not have cured such breach or failure to perform within forty-five (45) calendar days following receipt by the Company of written notice of such breach or failure from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if any of the Parent Parties is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) in the event that (A) the Company Board, the Transaction Committee or any committee of the Company Board shall have made an Adverse Recommendation Change or (B) the Company or any of its Affiliates shall have entered into a Company Acquisition Agreement; or

(d) by the Company:

(i) if any of the Parent Parties shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, the Parent Parties shall not have cured such breach or failure to perform within forty-five (45) calendar days following receipt by Parent of written notice of such breach or failure from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii) prior to receipt of the Company Stockholder Approval, in order to concurrently enter into a definitive agreement providing for a Superior Proposal in accordance with Section 5.02(d); provided that, prior to or concurrently with such termination, the Company pays the applicable Company Termination Fee due under Section 7.03(a); or

(iii) if (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which are, at the time the written notice referred to in clause (B) below is delivered by the Company, capable of being satisfied if the

Closing Date were the date of such written notice), (B) the Company has irrevocably confirmed by written notice to Parent that all conditions in Section 6.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which are, at the time such written notice is delivered by the Company, capable of being satisfied if the Closing Date were the date of such written notice) and that it is ready, willing and able to consummate the Closing and (C) the Parent Parties fail to consummate the Closing on or prior to the date that is the later of (1) the first date upon which the Closing is required to occur pursuant to Section 1.02 and (2) the date that is five (5) Business Days following the delivery of such notice referred to in clause (B) above; provided that, notwithstanding anything in Section 7.01(b)(i) to the contrary, no party hereto shall be permitted to terminate this Agreement pursuant to Section 7.01(b)(i) during any such applicable period referred to in clause (C) above.

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.02, Section 7.03, Article VIII, the Confidentiality Agreement and the Termination Equity Commitment Letters, all of which shall survive termination of this Agreement but shall remain subject to Section 7.03(e)), and there shall be no liability on the part of Parent, Merger Sub I, Merger Sub II, the Company or OpCo or their respective directors, officers and Affiliates, except pursuant to Section 7.03 and as liability may exist pursuant to the Sections and agreements specified in the immediately preceding parenthetical that survive such termination.

SECTION 7.03. Termination Fees.

(a) In the event that:

(i) this Agreement is validly terminated by the Company or Parent pursuant to Section 7.01(b)(i) (to the extent the Company Stockholder Approval was not obtained by the End Date) or Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i); provided that, (A) at the time of such termination, (I) the Company shall not have been entitled to terminate this Agreement pursuant to Section 7.01(d)(i) and (II) none of Parent, Merger Sub I, Merger Sub II or any Sponsor is then in material breach of its representations, warranties, covenants or agreements under the Equity Funding Letters or the Termination Equity Commitment Letters, (B) (x) a bona fide Takeover Proposal has been publicly made, proposed or communicated (and not withdrawn), or (y) a bona fide Takeover Proposal has otherwise become known, disclosed or communicated to the Company or the Company Board, the Transaction Committee or any committee of the Company Board after the date hereof and prior to the termination of this Agreement, and (C) within twelve (12) months of the date this Agreement is terminated, the Company consummates, or enters into a definitive agreement with respect to, a Takeover Proposal that is later consummated (whether or not the Takeover Proposal is with the person or persons that made the Takeover Proposal referred to in clause (B)); provided, further, that, for purposes of clause (B) and (C) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”;

(ii) this Agreement is validly terminated by the Company pursuant to Section 7.01(d)(ii); or

(iii) this Agreement is validly terminated by Parent pursuant to Section 7.01(c)(ii);

then, in each case, the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same-day funds, (x) in the case of Section 7.03(a)(i), within five (5) Business Days after the consummation of, the Takeover Proposal referred to in clause (i)(C) above, (y) in the case of Section 7.03(a)(ii), simultaneously with such termination and (z) in the case of Section 7.03(a)(iii), within five (5) Business Days after such termination (it being understood that in no event shall the Company be required to pay any Company Termination Fee on more than one occasion).

As used herein, “Company Termination Fee” shall mean a cash amount equal to $52,000,000.

(b) In the event that the Company shall validly terminate this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(iii), or Parent shall validly terminate this Agreement pursuant to Section 7.01(b)(i) and at such time the Company could have terminated this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(iii), then Parent shall pay to the Company a termination fee of $103,000,000 in cash (the “Parent Termination Fee”) by wire transfer of same-day funds within five (5) Business Days after such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c) Without limiting or otherwise affecting other remedies that may be available to the Parent Parties, in the event of termination of this Agreement by the Company or Parent pursuant to Section 7.01(b)(iii) at a time when none of the Parent Parties is in material breach of any of its representations, warranties, covenants or agreements hereunder, the Company shall pay to, or as directed by, Parent as promptly as possible (but in any event within five (5) Business Days) following receipt of an invoice therefor for all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other Representatives incurred by the Parent Parties and/or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby), up to an aggregate maximum of $7,500,000, which amount shall be credited against any Company Termination Fee that becomes subsequently payable to Parent.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Merger Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement and none of the Company Termination Fee, the Parent Termination Fee and payments pursuant to Section 7.03(c) shall constitute a penalty but are liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee, the Parent Termination Fee or payments pursuant to Section 7.03(c) is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other parties for the payment set forth in this Section 7.03, such paying party shall pay the other party, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Subject in all respects to the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement and indemnification obligations of Parent under Section 7.03(d) hereof, each of the parties hereto expressly acknowledges and agrees that the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee in circumstances for which such fee is payable pursuant to Section 7.03(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Subsidiaries and their respective Affiliates and any of their respective former, current, or future general or limited partners, shareholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against the Parent Parties, the Sponsors or any of their respective former, current or future general or limited partners, shareholders, equityholders, managers, members, directors, officers, employees, agents or Affiliates (collectively, the “Parent Related Parties”) for any loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (whether willful (including willful and material breach), intentional, unilateral or otherwise) or any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith and upon payment of the Parent Termination Fee none of the Parent Parties, the Sponsors or any other Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Merger Transactions, the Equity Funding Letters or the Termination Equity Commitment Letters and none of the Company, its Subsidiaries nor any other Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Transactions or any oral representation made or alleged to be made in connection herewith. Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement and indemnification obligations of the Company under Section 7.03(c) hereof, each of the parties hereto expressly acknowledges and agrees that Parent’s right to terminate this Agreement, and receive payment of the Company Termination Fee in circumstances for which such fee is payable pursuant to Section 7.03(a), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Parent Related Parties against the Company Related Parties for any loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (whether willful (including willful and material breach), intentional, unilateral or otherwise) or any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith and upon payment of the Company Termination Fee none of the Company or any Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Merger Transactions and none of the Parent Parties nor any other Parent Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Transactions or any oral representation made or alleged to be made in connection herewith. While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.08 and the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under this Section 7.03, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the Closing and any money damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

ARTICLE VIII

Miscellaneous

SECTION 8.01. No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Company Merger Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Company Merger Effective Time.

SECTION 8.02. Amendment or Supplement. At any time prior to the Company Merger Effective Time, this Agreement may be amended or supplemented in any and all respects; provided that, any amendment or supplement to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto; provided, further, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company.

SECTION 8.03. Extension of Time, Waiver, etc. At any time prior to the Company Merger Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent, Merger Sub I and Merger Sub II shall, and the Company and OpCo shall, each be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, OpCo, Parent, Merger Sub I or Merger Sub II in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign, in its sole discretion, all of the rights, interests and obligations of Parent under this Agreement to any Affiliate of Parent but no such assignment shall relieve Parent of its obligations under this Agreement. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void. For the avoidance of doubt, nothing contained herein shall restrict Parent from transferring its ownership of Merger Sub I or Merger Sub II to another of Parent’s direct or indirect wholly owned Subsidiaries that is treated as a regarded U.S. entity (or a disregarded U.S. wholly owned Subsidiary thereof) for U.S. federal income tax purposes to the extent such transfer would not reasonably be expected to prevent or materially delay, interfere with, impair or hinder the consummation of the Transactions on a timely basis.

SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or email), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06. Entire Agreement; Third-Party Beneficiaries. This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter, together with the Confidentiality Agreement, the Equity Funding Letters and the Termination Equity Commitment Letters, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (a) if the Company Merger Effective Time occurs, the right of the holders of Company Equity Awards to receive the Equity Award Consideration, (b) if the Closing occurs, the right of the holders of Company Capital Stock and OpCo Common Units to receive the applicable Merger Consideration, (c) if the Company Merger Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 of this Agreement, and (d) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.03(e) and Section 8.15,which are intended for the benefit of the persons and shall be enforceable by the persons referred to in clauses (a) through (d) above.

SECTION 8.07. Governing Law; Jurisdiction.

(a) This Agreement, and any cause of action between any of the parties relating to or arising out of this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (and any state appellate court therefrom within the State of Delaware) or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (the “Selected

Courts”). In addition, each of the parties hereto (i) consents to submit itself, and hereby submits itself, to the exclusive jurisdiction and venue of such courts in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Selected Courts and (iv) consents to service of process being made through the notice procedures set forth in Section 8.10.

SECTION 8.08. Specific Enforcement. The parties agree that irreparable damage for which monetary relief (including any fee payable pursuant to Section 7.03 but subject to the limitations therein), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. Subject to the following sentence and the other terms and conditions of this Agreement, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Merger Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, it is explicitly agreed that the right of the Company to seek or obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to pay the aggregate Merger Consideration and to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason prior to termination of this Agreement in accordance with Article VII) shall be subject to the requirements that (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which are, at the time the written notice referred to in clause (B) below is delivered by the Company, capable of being satisfied if the Closing Date were the date of such written notice), (B) the Company has irrevocably confirmed by written notice to Parent that all conditions in Section 6.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which are, at the time such written notice is delivered by the Company, capable of being satisfied if the Closing Date were the date of such written notice) and that it is ready, willing and able to consummate the Closing, and (C) the Parent Parties fail to consummate the Closing on or prior to the date that is the later of (I) the first date upon which the Closing is required to occur pursuant to Section 1.02, and (II) the date that is five (5) Business Days following the delivery of such notice referred to in clause (B) above. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party hereto brings any Action, in accordance with Section 8.07, to enforce specifically the performance of the terms and provisions hereof by any other party or the Company brings any Action seeking an injunction, specific performance or other equitable relief in connection with the Equity Funding Letters, the End Date shall automatically be extended (x) for the period during which such Action is pending, plus twenty (20) Business Days or (y) by such other time period established by the court presiding over such Action, as the case may be.

SECTION 8.09. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10. Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or if sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

(a) If to Parent, Merger Sub I or Merger Sub II, to:

c/o EQT Partners, Inc.

1114 Avenue of the Americas, 45th Floor

New York, NY 10036

Attention: Alex Greenbaum

Email:       alex.greenbaum@eqtpartners.com

(b) with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Michael T. Holick

Email:       mholick@stblaw.com

and

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

Attention: Robert Langdon; Mark Myott

Email:       robert.langdon@stblaw.com; mark.myott@stblaw.com

(c) If to the Company or OpCo, to:

Radius Global Infrastructure, Inc.

3 Bala Plaza East, Suite 502

Bala Cynwyd, Pennsylvania 19004

Attention: Scott G. Bruce

          Jay L. Birnbaum

Email:       sbruce@radiusglobal.com

          jbirnbaum@radiusglobal.com

(d) with a copy (which shall not constitute notice) to (prior to the Closing):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention:   Thomas E. Dunn

                   Matthew L. Ploszek

          Jin-Kyu Baek

Email:       tdunn@cravath.com

         mploszek@cravath.com

         jbaek@cravath.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.11. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Merger Transactions are fulfilled to the extent possible.

SECTION 8.12. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 8.13. Definitions. For purposes of this Agreement:

“Affiliate” means, with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided that any portfolio company (as such term is customarily understood among institutional private equity investors) or any investment fund affiliated with any of the Sponsors shall not be considered an “Affiliate” of such person other than in the case of Section 5.03, Section 7.02, Section 7.03, Section 8.15 and the definition of “Burdensome Condition”. For the purposes of this definition, “control” means, with respect to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

“All-In Yield” means as to any Indebtedness on any date of determination, the effective yield paid by Company and/or any of its Subsidiaries on such Indebtedness as determined in a manner consistent with generally accepted financial practices, taking into account (a) the applicable interest rate margins, (b) any interest rate “floors” or similar devices (determined in accordance with the following proviso) and (c) all fees, including upfront or similar fees, or OID (amortized over the remaining weighted average life to maturity of such Indebtedness (or, in the case of Indebtedness with weighted average life to maturity of five years or less, over the shorter of (i) the remaining weighted average life to maturity of such Indebtedness and (ii) four years following the date of the incurrence thereof)) payable generally by the Company and/or any of its Subsidiaries to the institutions providing such Indebtedness; provided, that, with respect to any Indebtedness that includes a “floor” with respect to any benchmark, (A) to the extent that the applicable benchmark (in the case of a term benchmark, based on a tenor of three months) on the date that the All-In Yield is being calculated is less than such floor, the amount of such difference shall be deemed added to the interest rate margin for such Indebtedness for the purpose of calculating the All-In Yield and (B) to the extent that the applicable benchmark (in the case of a term benchmark, based on a tenor of three months) on the date that the All-In Yield is being calculated is equal to or greater than such floor, then the floor shall be disregarded in calculating the All-In Yield.

“All-In Yield Threshold” means (a) for Interim Debt up to $100,000,000, 9% or less and (b) for Interim Debt up to $400,000,000, 8% or less; provided, for the avoidance of doubt, Interim Debt shall not exceed $400,000,000 in the aggregate.

“Anti-Corruption Laws” means the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, and the provisions of any other applicable domestic or foreign anti-corruption laws.

“Antitrust and Foreign Investment Laws” means all applicable antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and all applicable foreign Laws relating to public interest, foreign investment or national security.

“Burdensome Condition” means any Remedial Action imposed upon the Parent Parties or the Company or any of their respective Subsidiaries or Affiliates in connection with obtaining the approvals under the Antitrust and Foreign Investment Laws that, individually or in the aggregate, would or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Parent, its Subsidiaries and its Affiliates (including the Company and its Subsidiaries), taken as a whole (after giving effect to the Mergers but before giving effect to such Remedial Action).

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in either New York, New York or Luxembourg.

“Capped Call Counterparties” means each of Goldman Sachs & Co. LLC, Jefferies LLC, Mizuho Securities USA LLC and Nomura Securities International, Inc.

“Capped Call Documentation” means the letter agreements related to call options on the shares of Class A Common Stock underlying the Convertible Notes, each dated September 8, 2021, entered into by the Company with the Capped Call Counterparties, as amended, restated or otherwise modified from time to time.

“Capped Call Transactions” means the transactions contemplated by the Capped Call Documentation.

“Class A Common Units” means the units of OpCo designated as “Class A Common” units pursuant to the OpCo LLC Agreement.

“Class B Common Units” means the units of OpCo designated as “Class B Common” units pursuant to the OpCo LLC Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means, collectively, (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other compensation, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, performance award, employment, severance, retention, termination, change in control, savings, retirement, disability, life insurance, vacation, employee assistance program, sick leave, deferred compensation, death benefit, hospitalization, medical or other material compensation or benefit plans, arrangements, policies, programs or understandings providing compensation or benefits of any kind (other than foreign or domestic statutory programs), whether or not in writing, in each case (x) sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former directors, officers, employees, independent contractors or consultants of the Company or any of its Subsidiaries (each a “Company Participant”) or (y) with respect to which the Company or ERISA Affiliate has any liability, contingent or otherwise, and (b) each plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, change in control or termination agreements or arrangements between the Company or any of its Subsidiaries and any Company Participant.

“Company Bylaws” means the Bylaws of the Company, effective as of October 2, 2020.

“Company Charter” means the Restated Certificate of Incorporation of the Company.

“Company Collective Bargaining Agreement” means each collective bargaining, works council or other labor union Contract applicable to any employees of the Company or any of its Subsidiaries, excluding any national, industry or similar generally applicable Contract or arrangement.

“Company Equity Awards” means, collectively, Company Stock Options, Company Restricted Stock, LTIP Units, Series A Rollover Profits Units and Series B Rollover Profits Units.

“Company ESPP” means the Company 2022 Employee Stock Purchase Plan, as may be amended from time to time.

“Company Restricted Stock” means any share of Company Common Stock subject to vesting or forfeiture conditions granted under a Company Stock Plan or otherwise.

“Company Stock Option” means any option to purchase Company Common Stock, whether settled in stock or in cash and whether granted under a Company Stock Plan or otherwise.

“Company Stock Plan” means the Company 2020 Equity Incentive Plan, as may be amended from time to time.

“Compensation Committee” means the Compensation Committee of the Company Board.

“Confidentiality Agreement” means the letter agreement, dated as of December 16, 2021, between the Company and EQT Partners, Inc., as may be amended from time to time.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, sublease, license, sublicense, contract or agreement, in each case including all amendments thereto.

“Convertible Notes” means the 2.50% Convertible Senior Notes due 2026 issued pursuant to the Indenture.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

“Debt Agreements” means (a) the Secured Loan and Security Agreement, dated as of May 16, 2022, by and between AP WIP Domestic Investments II, LLC and Sequoia IDF Asset Holdings S.A., (b) the DWIP Subscription Agreement, dated as of April 21, 2022, by and among AP WIP Holdings, LLC, AP Service Company, LLC, Midland Loan Services, Deutsche Bank Trust Company Americas and the entities party thereto as holders, as amended by the DWIP Waiver Agreement, (c) the Subscription Agreement, dated as of December 21, 2021, by and among AP WIP ArcCo Investments, LLC, AP WIP Investments, LLC, GLAS USA LLC and the entities party thereto as subscribers or holders, as amended by that certain Amendment Letter, dated as of April 4, 2022, (d) the Subscription Agreement, dated as of November 6, 2019, by and among AP WIP Investments Borrower, LLC, AP WIP Investments, LLC, GLAS Americas LLC and the entities party thereto as subscribers or holders, as amended by that certain First Amendment Agreement, dated as of February 16, 2021 and the Promissory Certificates Waiver Agreement, (e) the Facility Agreement, dated as of October 24, 2017, by and among AP WIP Investments, LLC, AP WIP International Holdings, LLC, AP Service Company, LLC, Telecom Credit Infrastructure Designated Activity Company, Goldman Sachs Lending Partners, LLC and GLAS Trust Corporation Limited, as amended by that certain First Amendment Agreement, dated as of August 26, 2020, that certain Second Amendment Agreement, dated as of December 15, 2021, that certain letter agreement, dated as of November 15, 2019, and the Facility Agreement Waiver Agreement, and (f) solely from and after the date of the effectiveness thereof, any definitive credit, loan or facility agreement, indenture or similar agreement that governs the terms and conditions of any Specified Debt incurred after the date hereof.

“Easement Property” means any real property on which the Company or a Subsidiary of the Company has been granted an Easement, a Usufruct or a Surface Right.

“Environmental Law” means any Law concerning pollution or protection of the environment or protection of human health and safety with respect to exposure to any hazardous or toxic substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any person under common control with the Company or any of its Subsidiaries or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means a number equal to the quotient of (a) the sum of (i) the number of OpCo Class B Common Units, (ii) the number of Series A LTIP Units (on an as-converted basis), (iii) the number of Series B LTIP Units (on an as-converted basis) and (iv) the number of Series B Rollover Profits Units (on an as-converted basis), in each case as of immediately prior to the OpCo Merger Effective Time and (b) the number of units of limited liability company interests of Merger Sub II that are issued and outstanding as of immediately prior to the OpCo Merger Effective Time.

“executive officer” means each individual who is considered an officer of the Company within the meaning of Section 16 of the Exchange Act.

“Existing Specified Debt” means all indebtedness for borrowed money of the Company and its Subsidiaries outstanding as of the date hereof under the Specified Debt Agreements.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, governmental or regulatory (including any stock exchange or other self-regulatory organization) entity or body, court, tribunal, arbitrator; regulatory or administrative agency, commission, department, branch, bureau, division, office, service, board or authority; or other legislative, executive or judicial governmental authority, whether federal, state or local, domestic, foreign or multinational. This term shall also include any non-governmental body that has been authorized by Law to act for a governmental body.

“Hazardous Materials” means any pollutant, contaminant, chemical, material, substance, waste or constituent thereof (including crude oil or any other petroleum product, any polychlorinated biphenyls, per- and polyfluoroalkyl substances and asbestos) subject to regulation under, or for which liability is or could reasonably be expected to be imposed under, any Environmental Law.

“Indebtedness” means, with respect to any person, all obligations of such person for borrowed money or evidenced by notes, bonds, debentures or similar Contracts and outstanding letters of credit.

“Indenture” means the Indenture, dated as of September 13, 2021, by and among the Company, as issuer, OpCo, as guarantor, and U.S. Bank National Association.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including all: (i) patents and patent applications, utility models and industrial designs, and all applications and registrations therefor, together with all reissuances, divisionals, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (iii) copyrights, and applications and registrations and renewals therefor (collectively, “Copyrights”), (iv) trade secrets and proprietary know-how and (v) domain names and uniform resource locators.

“Intervening Event” means a material event or circumstance that was not known to the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Stockholder Approval; provided, that in no event shall the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period, or any changes alone after the date of this Agreement in the market price or trading volume of shares of the Company, constitute, or be taken into account in determining the existence of, an Intervening Event (provided that such fact shall not prevent or otherwise affect a determination that the underlying cause of any such event referred to herein constitutes an “Intervening Event”).

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means, (a) with respect to the Company or OpCo, the actual knowledge of those individuals listed in Section 8.13(a) of the Company Disclosure Letter after having made reasonable inquiry of those employees of the Company and its Subsidiaries primarily responsible for such matters, and (b) with respect to Parent, Merger Sub I or Merger Sub II, the actual knowledge of any of the officers or directors of Parent, Merger Sub I or Merger Sub II.

“Liens” means any lien, mortgage, deed of trust, charge, pledge, security interest, right of way, easement, restriction on transfers, purchase option, preemptive right, right of first refusal, right of first offer or similar restrictions, claim or other encumbrance.

“LTIP Units” means, collectively, the Series A LTIP Units, the Series B LTIP Units and the Series C LTIP Units.

“Material Adverse Effect” means any effect, change, event, circumstance or occurrence that (a) would, or would reasonably be expected to, prevent or materially delay, interfere with, impair or hinder the consummation by the Company or OpCo of the Merger Transactions on a timely basis or (b) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that, solely in the case of the foregoing clause (b), none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: (i) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (ii) changes generally affecting the industries in which the Company and its Subsidiaries operate; (iii) changes or prospective changes in Law or GAAP or in accounting standards, or any changes or prospective changes in general legal, regulatory or political conditions after the date hereof; (iv) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation or pendency of the Merger Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(e) and 3.03(f) or the obligation to act in the ordinary course of business pursuant to Section 5.01), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Authorities, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Merger Transactions; (v) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (vi) volcanoes, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters, or any epidemic, pandemic, outbreak of illness or other public health event or worsening thereof (including the existence and impact of COVID-19); (vii) any action taken by the Company or its Subsidiaries that is expressly required by this Agreement (other than the obligation to act in the ordinary course of business pursuant to Section 5.01) or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is expressly prohibited by this Agreement; (viii) changes resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub I, Merger Sub II or any of their respective affiliates; (ix) changes in the Company’s credit ratings; (x) changes in the price or trading volume of the Class A Common Stock or the Convertible Notes; or (xi) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (ix), (x) and (xi) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (i) through (xi) hereof) is a Material Adverse Effect); provided, however, that any effect, change, event, circumstance or occurrence referred to in clauses (i), (ii), (v) or (vi) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Material Adverse Effect).

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Mergers, but excluding, in any event, the Equity Financing.

“Monthly Recurring Revenue” means the currently scheduled regular rents of the Company and its Subsidiaries, on a consolidated basis, for the month ended prior to such measurement date, net of (a) value added, sales, property, excise or similar taxes for any jurisdiction, in respect of Property Assets and their related Operator Contracts or Property Contracts and (b) pass through expenses collected from any Operator Contract or Property Contract counterparty and (c) amounts recorded to recognize known lease escalation amounts on a straight-line basis over the life of the Operator Contract or Property Contract (but excluding any rents relating to Non-Eligible Contracts), and provided that, for any Operator Contract or Property Contract that does not pay on a monthly basis, the amount of rents included in Monthly Recurring Revenue calculation will be calculated on a pro-rata basis. For the avoidance of doubt, Monthly Recurring Revenue shall not include any one-time or non-recurring payments, security deposits or prepaid rents.

“New Operator Contract” means, with respect to any Property Asset, the lease, sublease or other written agreement between the Company or a Subsidiary of the Company and the Operator.

“Non-Eligible Contract” means a Property Contract with respect to which any of the following is the case: (a) the payor thereunder has become, or has been deemed to become, the subject of an insolvency event and either (i) a liquidation, rehabilitation or reorganization plan or similar or analogous proceeding in any jurisdiction has caused the stated amount of the payments due in respect of the related contract to be reduced, delayed or otherwise modified, (ii) a liquidation or rehabilitation plan or reorganization plan or similar or analogous proceeding in any jurisdiction providing for the full payment of the related Property Contract has been adopted or approved by the applicable court or other authority but such order remains subject to appeal or (iii) no such liquidation, rehabilitation or reorganization plan or similar or analogous proceeding in any jurisdiction so dealing with payment of the related Property Contract has yet been adopted and approved by the applicable court or other authority; (b) any payment due in connection therewith is more than ninety (90) days past the due date or the payment due or the relevant Property Contract has been cancelled or terminated or any notice of such cancellation, termination or non-renewal has been issued thereunder; or (c) the Company expects, in its good-faith judgment, the next payment due under the related Property Contract will not be made when due or for which such contract or receivables thereunder are written off as uncollectible by the Company or a Subsidiary of the Company.

“OpCo Class A Common Unit” means the units of OpCo designated as “Class A Common” units pursuant to the OpCo LLC Agreement.

“OpCo Class B Common Unit” means the units of OpCo designated as “Class B Common” units pursuant to the OpCo LLC Agreement.

“OpCo Common Unit” means, collectively, the OpCo Class A Common Units and the OpCo Class B Common Units.

“OpCo LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of OpCo, dated as of February 10, 2020.

“OpCo TMA” means any “tax matters agreement” or similar arrangement to pay to holders of OpCo Common Units additional amounts attributable to any Tax benefit realized by the Company as a result of the sale or exchange of OpCo Common Units by such holders of OpCo Common Units.

“Operator” means each of the persons that has installed equipment or other improvements directly on a Property Asset pursuant to an Operator Contract and is also known as the “Carrier” on the Asset Tape (for the avoidance of doubt, Operator shall not include the wireless carrier to the extent that the owner of the tower or other improvements is a tower company).

“Operator Contracts” means, collectively, the Original Operator Contracts and the New Operator Contracts.

“Organizational Documents” means, with respect to any person (other than an individual), the certificate or articles of incorporation, association, formation or organization, memorandum of association, bylaws, operating agreement and/or limited liability company agreement.

“Original Operator Contract” means, with respect to any Property Asset, the lease, sublease or other written agreement between the fee or leasehold owner and the Operator which existed immediately prior to the acquisition of an interest in such Property Asset by the Company or a Subsidiary of the Company.

“Parent Material Adverse Effect” means any effect, change, event, circumstance or occurrence that would prevent or materially delay, interfere with, impair or hinder (i) the consummation by any Parent Party of any of the Transactions on a timely basis or (ii) the compliance by any Parent Party with their obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes, assessments or other charges by Taxing Authorities not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business for amounts not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding Indebtedness (including any Indebtedness permitted under Section 5.01(a)(iv)), (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (e) easements, covenants, rights of way and other similar restrictions that do not adversely affect the current use of the applicable property, (f) zoning and building Laws and codes and other similar land use Laws that are not violated in any material respect by the current use or occupancy of the applicable real property, (g) with respect to the Property Assets, (i) Liens that have been placed by any developer, landlord or other third party on any superior interest of any Leased Real Property or any Easement Property for which the applicable lessee or grantee has received subordination and non-disturbance or similar agreements relating thereto and (ii) Liens arising under the terms and provisions of any Operator Contract, (h) non-exclusive licenses of Intellectual Property granted to third parties in the ordinary course of business consistent with past practice by the Company or its Subsidiaries, (i) Liens discharged at or prior to the Company Merger Effective Time, (j) such other Liens or imperfections of title that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection of title, (k) Liens that are disclosed on, or secure Indebtedness disclosed on, the most recent consolidated balance sheet of the Company or the notes thereto, (l) Liens created by or for the benefit of Parent or any of its Affiliates and (m) Liens set forth on Section 8.13(b) of the Company Disclosure Letter.

“person” means an individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or any other entity, including any Governmental Authority.

“Personally Identifiable Information” means any information (a) relating to an identified or identifiable natural person or (b) that is defined as “personal data”, “personal information”, “personally identifiable information”, or “PII” by applicable Law. An identifiable natural person is one who can be identified, directly or indirectly, by reference to an identifier such as a name, an identification number, location data, an online identifier or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Property Contract” means each agreement, instrument, lease, license, sublease, tenancy, assignment or other document under which the Company or a Subsidiary of the Company is a party and pursuant to which rental payments are payable to such party in respect of any Property Asset, including, to the extent applicable for a given Property Asset, any Operator Contract, any Lease and each agreement granting a Usufruct, an Easement, a Surface Right or an Assignment of Rents, together with all amendments, modifications and supplements thereto.

“Refinancing Specified Debt” means all indebtedness for borrowed money of the Company and its Subsidiaries incurred after the date hereof to repay, prepay, redeem or otherwise discharge any Existing Specified Debt in connection with any cure or waiver of any Debt Default.

“Registered Intellectual Property” means all registered Patents, Copyrights, Trademarks and domain names and all applications to register Patents, Copyrights and Trademarks, in each case, that are owned by the Company or any of its Subsidiaries.

“Registration Rights Agreements” means, collectively, (a) the Registration Rights Agreement, dated as of May 11, 2021, by and among the Company and the investors named therein and (b) the Registration Rights Agreement, dated as of July 10, 2020, by and among Digital Landscape Group Inc., as the company, Centerbridge Partners Real Estate Fund, L.P., Centerbridge Partners Real Estate Fund SBS, L.P., Centerbridge Special Credit Partners III, L.P., as CB Investors, and Centerbridge Partners, L.P., as CB Investors’ Representative.

“Regulation S-K” means Regulation S-K promulgated by the SEC under the Securities Act and the Exchange Act.

“Regulation S-X” means Regulation S-X promulgated by the SEC under the Securities Act and the Exchange Act.

“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring or migration into the environment.

“Representatives” means, with respect to any person, such person’s officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Restricted Remedy” means any of the following under any Specified Debt Agreement:

(a) (i) any repayment, prepayment, redemption or other discharge by the Company or any of its Subsidiaries of any principal of any Specified Debt, including as a result of the refinancing thereof with the proceeds of Specified Debt incurred after the date hereof, (ii) the payment by the Company or any of its Subsidiaries to the holders of any Specified Debt of any fees, premiums or other amounts in order to obtain their waiver of any Debt Default or (iii) any modification to the rate of interest on, or to any premiums or fees (or similar amounts) payable to the holders thereof in respect of, any Specified Debt, including the addition of any premiums or fees (or similar amounts) not set forth in the applicable Specified Debt Agreements as in effect on the date hereof, but, in the case of clauses (i) through (iii) above, only if, when taken as a whole, the net present value (calculated in a commercially reasonable manner using a discount rate of 10.0%) of the aggregate impact of such actions exceeds $25,750,000; provided that it is understood that (x) any payment, repayment, prepayment, redemption or other discharge of any amounts that are required to be paid, repaid, prepaid, redeemed or otherwise discharged by the Company or any of its Subsidiaries under any of the Specified Debt Agreements (or any related Debt Agreements) shall, except to the extent such requirement arose solely as a result of or in connection with the occurrence of a Debt Default, be disregarded for purposes of this clause (a) and shall not constitute a Restricted Remedy and (y) any payments or other actions described in clause (i) through (iii) above taken after the date hereof and on or prior to the Closing Date in connection with the Waiver Agreements or otherwise in order to waive, cure or otherwise cure any Change of Control (as defined in any Specified Debt Agreement) related to the Transactions shall be deemed to be a payment or action subject to clause (i), (ii) or (iii) above, as applicable;

(b) incurrence of any Refinancing Specified Debt, unless the terms of the Specified Debt Agreement governing such Refinancing Specified Debt, had such terms been effected as an amendment of the Specified Debt Agreement governing the applicable Existing Specified Debt being refinanced thereby, would not constitute a Restricted Remedy under clause (c) below;

(c) any amendment, modification or waiver of the terms of any Specified Debt Agreement if such amendment, modification or waiver, when taken together with all other such amendments, modifications or waivers, (i) results in restrictive covenants applicable to the Company and its Subsidiaries under any Specified Debt Agreement that are more restrictive in any material respect to the Company and its Subsidiaries compared to the restrictive covenants set forth in such Specified Debt Agreement as in effect on the date hereof, (ii) unless such modification is permitted under clause (a) above, modifies, in a manner that is adverse to the Company or any of its Subsidiaries, the stated rate of interest on, or premiums or fees payable to the holders thereof in respect of, any Specified Debt, (iii) modifies the scheduled final maturity or scheduled amortization of any Specified Debt (including by adding scheduled payments of principal of any Specified Debt that are not set forth in the Specified Debt Agreements as in effect on the date hereof) in a manner that reduces the weighted average life to maturity of the Specified Debt by more than six (6) months compared to the weighted average life to maturity of the Specified Debt as it would be, at the time of determination, in effect in the absence of any such modification or (iv) unless such modification is permitted under clause (a) above, modifies, in a manner that is adverse to the Company or any of its Subsidiaries, mandatory prepayment or mandatory redemption provisions set forth in any Specified Debt Agreement (other than any such provisions that are covered in clause (iii) above, which shall be subject to such clause (iii) and not this clause (iv)); or

(d) any amendment, modification or waiver of the terms of any Specified Debt Agreement which cures, waives, amends, modifies or otherwise addresses any provisions related to a Change of Control (as defined in any Specified Debt Agreement) or any equivalent or corresponding term (except that Parent shall be deemed to have consented to any such amendment, modification or waiver to the extent the payment of a waiver fee permitted under clause (a) above constitutes the sole material obligation of the Company with respect therefor, and such amendment, modification or waiver shall not constitute a Restricted Remedy);

provided that none of the following shall constitute a Restricted Remedy: (i) any amendment to any Specified Debt Agreement that, in the good-faith judgment of the Company in consultation with Parent, is a technical or clarifying change and (ii) any amendment to the Specified Debt Agreements solely with respect to guarantee and collateral matters and solely to the extent such amendment is required by the terms of the Specified Debt Agreements as in effect on the date hereof.

“Rollover Agreement” means any rollover or similar agreement entered into with Parent (or any of its Affiliates) and the Rollover Holders in connection with the transactions contemplated thereby.

“Rollover Amount” means the aggregate value of the Rollover Equity assuming such Rollover Equity was cashed out in the transactions contemplated by the Merger Agreement and in accordance with the terms thereof.

“Rollover Equity” means any equity interest of the Company or OpCo that is subject to any Rollover Agreement.

“Rollover Holders” means the holders of equity interests of the Company or OpCo set forth on Section 8.13(c) of the Company Disclosure Letter

“Sanctioned Country” means any country or territory that is the subject or target of comprehensive Sanctions (at the time of this agreement, the Crimea, Kherson, Zaporizhzhia, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means any person that has been or is designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, or any other similar list of designated persons established pursuant to Sanctions.

“Sanctions” means all applicable export control and economic sanctions laws, regulations, and executive orders of the United States (including those administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, and any other relevant sanctions or export control authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended and any rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A LTIP Unit” means the units of OpCo designated as “Series A LTIP” units pursuant to the OpCo LLC Agreement.

“Series A Rollover Profits Units” means the units of OpCo designated as “Series A Rollover Profits Units” pursuant to the OpCo LLC Agreement.

“Series B LTIP Unit” means the units of OpCo designated as “Series B LTIP” units pursuant to the OpCo LLC Agreement.

“Series B Rollover Profits Units” means the units of OpCo designated as “Series B Rollover Profits Units” pursuant to the OpCo LLC Agreement.

“Series C LTIP Unit” means the units of OpCo designated as “Series C LTIP” units pursuant to the OpCo LLC Agreement.

“Shareholders Agreement” means the Shareholder Agreement, dated as of February 10, 2020, by and among Landscape Acquisition Holdings Limited, William Berkman, Berkman Family Investments LLC, TOMS Acquisition II LLC, Imperial Landscape Sponsor LLC, Digital Landscape Partners Holding LLC, Scott Bruce and Richard Goldstein.

“Specified Debt” means (a) any Existing Specified Debt and (b) any Refinancing Specified Debt.

“Specified Debt Agreements” means any Debt Agreement; provided that, for the avoidance of doubt, the term “Specified Debt Agreements” does not include any other “Finance Document” or “Transaction Document” (or any substantially similar term) under, and as defined in, any of the Specified Debt Agreements or any other Contract referred to in any of the Specified Debt Agreements.

“Subsidiary” means, with respect to any person, another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

“Tax Return” means any return, filing, report, questionnaire, information statement, claim for refund or declaration of estimated Taxes, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Taxing Authority, including consolidated, combined and unitary tax returns.

“Taxes” means all fees or charges or assessments thereof of any kind whatsoever imposed by a Taxing Authority, in each case in the nature of a tax, including any interest, penalties and additions imposed with respect to such amount.

“Taxing Authority” means any Governmental Authority exercising regulatory authority in respect of Taxes.

“Transaction Litigation” means any Action against the Company or any of its Subsidiaries or Affiliates or directors or otherwise relating to, involving or affecting the Company or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Mergers or any other transaction contemplated by this Agreement, including any Action alleging or asserting any misrepresentation or omission in the Proxy Statement, but shall not include any Action in respect of any Debt Agreements.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Mergers and the Equity Financing.

“Waiver Agreements” means (a) that certain Second Amendment Agreement, dated as of March 1, 2023 (the “Promissory Certificates Waiver Agreement”), to the up to £250,000,000 Secured and Guaranteed Promissory Certificates Due 2028 Subscription Agreement, dated as of November 6, 2019, among AP WIP Investments Borrower, LLC, AP WIP Investments, LLC, GLAS Americas LLC and each holder set forth in the signature pages thereto, (b) that certain letter agreement, dated as of March 1, 2023 (the “Facility Agreement Waiver Agreement”), between AP WIP International Holdings, LLC and Telecom Credit Infrastructure Designated Activity Company with respect to that certain facility agreement, dated as of 24 October 2017, among Telecom Credit Infrastructure Designated Activity Company, AP WIP International Holdings, LLC, AP WIP Investments, LLC, AP Service Company, LLC, Goldman Sachs Lending Partners LLC and GLAS Trust Corporation Limited, (c) that certain First Amendment to DWIP Subscription Agreement, dated as of November 21, 2022 (the “DWIP Waiver Agreement”), to that certain DWIP Subscription Agreement, dated as of April 21, 2022, by and among AP WIP Holdings, LLC, certain of its subsidiaries signatory thereto, AP Service Company, LLC, Midland Loan Services, the holders party thereto and Deutsche Bank Trust Company Americas and (d) that certain Noteholder Consent, dated as of March 1, 2023, to the Facility Agreement Waiver Agreement, and to amendments to the Trust Deed, dated as of October 24, 2017, among Telecom Credit Infrastructure Designated Activity Company, Global Loan Agency Services Limited, Cafico Corporate Services Limited and GLAS Trust Corporation Limited.

SECTION 8.14. Interpretation.

(a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent”, “delivered to Parent” and words of similar import refer to documents (A) posted to the “Project Circumference” data room hosted by Intralinks by or on behalf of the Company at least twenty-four (24) hours prior to the execution of this Agreement or (B) delivered in person or electronically to the Parent Parties or its Representatives at least twenty-four (24) hours prior to the execution of this Agreement. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a person are also to its permitted assigns and successors. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any reference to “days” means calendar days unless Business Days are expressly specified.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.15. No Recourse. This Agreement may only be enforced against, and any Action that may be based upon or under, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No Parent Related Party (other than the Parent Parties to the extent set forth in this Agreement and the Sponsors to the extent set forth in the Equity Funding Letters and the Termination Equity Commitment Letters) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any Action (whether at law, in equity, in tort, in contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company Parties or any of the Company Related Parties, and the Company Parties agree not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than the Parent Parties to the extent set forth in this Agreement and payment of the Parent Termination Fee from Parent to the extent set forth in the Termination Equity Commitment Letters). No Company Related Party (other than the Company Parties to the extent set forth in this Agreement) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any

Action (whether at law, in equity in tort, in contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall Parent or any of the Parent Related Parties, and the Parent Parties agree not to and to cause the other Parent Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Company Related Party (other than the Company Parties to the extent set forth in this Agreement).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

RADIUS GLOBAL INFRASTRUCTURE, INC.

By	/s/ William Berkman
Name: William Berkman
Title: Chief Executive Officer

APW OPCO LLC

by	/s/ William Berkman
Name: William Berkman
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CHORD PARENT, INC.

by	/s/ Joseph Turley
Name: Joseph Turley
Title: President

by	/s/ Vilune Mackeviciute
Name: Vilune Mackeviciute
Title: Secretary

CHORD MERGER SUB I, INC.

by	/s/ Joseph Turley
Name: Joseph Turley
Title: President

by	/s/ Vilune Mackeviciute
Name: Vilune Mackeviciute
Title: Secretary

CHORD MERGER SUB II, LLC

by	/s/ Joseph Turley
Name: Joseph Turley
Title: President

by	/s/ Vilune Mackeviciute
Name: Vilune Mackeviciute
Title: Secretary

Signature Page to Agreement and Plan of Merger

Annex I

Index of Defined Terms

Section
Acceptable Confidentiality Agreement	Section 5.02(b)
Actions	Section 3.06
Adverse Recommendation Change	Section 5.02(d)
Affiliate	Section 8.13
Agreement	Preamble
All-In Yield Threshold	Section 8.13
Annual Incentive Plan	Section 5.08(e)
Anti-Corruption Laws	Section 8.13
Antitrust and Foreign Investment Laws	Section 8.13
Appraisal Shares	Section 2.03(a)
Asset Tape	Section 3.15(a)
Assignment of Rents	Section 3.15(g)
Bankruptcy and Equity Exception	Section 3.03(a)
Book Entry Interests	Section 2.02(d)(i)
Burdensome Condition	Section 8.13
Business Day	Section 8.13
Capitalization Date	Section 3.02(a)
Capped Call Counterparties	Section 8.13
Capped Call Documentation	Section 8.13
Capped Call Transactions	Section 8.13
Carry Unit	Recitals
Claim	Section 5.06(b)
Class A Book Entry Share	Section 2.02(c)(i)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Class A Common Units	Section 8.13
Class B Common Units	Section 8.13
Closing	Section 1.02
Closing Date	Section 1.02
Closing Equity Award Consideration	Section 2.05(b)
Closing LTIP Consideration	Section 2.05(b)
Closing Option Consideration	Section 2.05(b)
Closing Restricted Stock Consideration	Section 2.05(b)
Closing Year Bonus	Section 5.08(e)
Code	Section 8.13
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Benefit Plans	Section 8.13
Company Board	Recitals
Company Board Recommendation	Section 3.03(c)
Company Bylaws	Section 8.13
Company Capital Stock	Recitals

Annex I-1

Company Certificate of Merger	Section 1.03(b)
Company Charter	Section 8.13
Company Collective Bargaining Agreement	Section 8.13
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	Section 5.08(a)
Company Equity Awards	Section 8.13
Company ESPP	Section 8.13
Company Merger	Recitals
Company Merger Effective Time	Section 1.03(b)
Company Participant	Section 8.13
Company Parties	Preamble
Company Preferred Stock	Recitals
Company Related Parties	Section 7.03(e)
Company Restricted Stock	Section 8.13
Company SEC Documents	Section 3.04(a)
Company Securities	Section 3.02(c)
Company Stock Option	Section 8.13
Company Stock Option Consideration	Section 2.05(a)(i)
Company Stock Plan	Section 8.13
Company Stockholder Approval	Section 3.03(c)
Company Stockholders’ Meeting	Section 5.17(a)
Company Termination Fee	Section 7.03(a)(iii)
Compensation Committee	Section 8.13
Confidentiality Agreement	Section 8.13
Contract	Section 8.13
control	Section 8.13
controlled	Section 8.13
Convertible Notes	Section 8.13
Copyrights	Section 8.13
COVID-19	Section 8.13
COVID-19 Changes	Section 5.01(a)
COVID-19 Measures	Section 8.13
Current Monthly Cash Flow (local currency)	Section 3.15(a)
Customer	Section 3.15(a)
Debt Agreements	Section 8.13
Debt Default	Section 5.14(a)
DGCL	Section 1.01(b)
Distribution Documents	Section 3.23
Divestiture Action	Section 5.03(c)
DLLCA	Section 1.01(a)
DWIP Waiver Agreement	Section 8.13
Easement	Section 3.15(e)
Easement Property	Section 8.13
End Date	Section 7.01(b)(i)

Annex I-2

Environmental Law	Section 8.13
Environmental Permit	Section 3.11(a)
Equity Award Consideration	Section 2.05(b)
Equity Financing	Section 4.07(a)
Equity Funding Letters	Section 4.07(a)
ERISA	Section 8.13
ERISA Affiliate	Section 8.13
Exchange Act	Section 8.13
Exchange Fund	Section 2.04(a)
Exchange Ratio	Section 8.13
executive officer	Section 8.13
Existing Specified Debt	Section 8.13
Facility Agreement Waiver Agreement	Section 8.13
GAAP	Section 8.13
Governmental Antitrust and Foreign Investment Authority	Section 5.03(b)
Governmental Authority	Section 8.13
Hazardous Materials	Section 8.13
Indebtedness	Section 8.13
Indemnitee	Section 5.06(a)
Indenture	Section 8.13
Intellectual Property	Section 8.13
Interim Debt	Section 5.01(a)(B)(iv)
Intervening Event	Section 8.13
IRS	Section 8.13
IT Systems	Section 3.12(f)
Knowledge	Section 8.13
Law	Section 3.03(e)
Lease	Section 3.15(c)
Leased Real Property	Section 3.15(c)
Liens	Section 8.13
LTIP Payment Right	Section 2.05(a)(iv)
LTIP Units	Recitals
Material Adverse Effect	Section 8.13
Material Contract	Section 3.16(a)
Material Customers	Section 3.22
Merger Consideration	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Transactions	Section 8.13
Mergers	Recitals
Monthly Recurring Revenue	Section 8.13
NASDAQ	Section 3.03(f)
New Operator Contract	Section 8.13
No-Shop Period Start Date	Section 5.02(a)
Non-Eligible Contract	Section 8.13

Annex I-3

OFAC	Section 8.13
OpCo	Preamble
OpCo Book Entry Unit	Section 2.01(c)
OpCo Certificate of Merger	Section 1.03(a)
OpCo Class A Common Unit	Section 8.13
OpCo Class B Common Unit	Section 8.13
OpCo Common Unit	Section 8.13
OpCo LLC Agreement	Recitals
OpCo Merger	Recitals
OpCo Merger Effective Time	Section 1.03(a)
OpCo TMA	Section 8.13
Operator	Section 8.13
Operator Contracts	Section 8.13
Option Payment Right	Section 2.05(a)(i)
Order	Section 3.03(e)
Organizational Documents	Section 8.13
Original Operator Contract	Section 8.13
Owned Company Common Stock	Section 2.02(b)
Owned OpCo Common Unit	Section 2.01(b)
Owned Real Property	Section 3.15(b)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 8.13
Parent Parties	Preamble
Parent Related Parties	Section 7.03(e)
Parent Termination Fee	Section 7.03(b)
Patents	Section 8.13
Paying Agent	Section 2.04(a)
Permits	Section 3.07(a)
Permitted Liens	Section 8.13
person	Section 8.13
Personally Identifiable Information	Section 8.13
Post-Closing Bonus	Section 5.08(e)
Pre-Closing Bonus	Section 5.08(e)
Promissory Certificates Waiver Agreement	Section 8.13
Property Assets	Section 3.15(g)
Property Contract	Section 8.13
Proxy Statement	Section 3.03(f)
Refinancing Specified Debt	Section 8.13
Registered Intellectual Property	Section 8.13
Registration Rights Agreements	Section 8.13
Regulation S-K	Section 8.13
Regulation S-X	Section 8.13
Release	Section 8.13
Remedial Action	Section 5.03(c)

Annex I-4

Rental Property	Section 3.15(g)
Representatives	Section 8.13
Restraints	Section 6.01(a)
Restricted Remedy	Section 8.13
Rollover Agreement	Section 8.13
Rollover Amount	Section 8.13
Rollover Equity	Section 8.13
RS Payment Right	Section 2.05(a)(iii)
Sanctioned Country	Section 8.13
Sanctioned Person	Section 8.13
Sanctions	Section 8.13
Sarbanes-Oxley Act	Section 8.13
SEC	Section 8.13
Secretary of State	Section 1.03(a)
Section 409A	Section 2.05(b)
Securities Act	Section 8.13
Selected Courts	Section 8.07(b)
Series A Book Entry Share	Section 2.02(d)(i)
Series A Founder Preferred Stock	Recitals
Series A LTIP Unit	Section 8.13
Series A Rollover Profits Units	Recitals
Series B Founder Preferred Stock	Recitals
Series B LTIP Unit	Section 8.13
Series B Rollover Profits Unit Consideration	Section 2.05(b)
Series B Rollover Profits Units	Recitals
Series C LTIP Unit	Section 8.13
Shareholders Agreement	Section 8.13
Significant Subsidiary	Section 3.01(b)
Specified Debt	Section 8.13
Specified Debt Agreements	Section 8.13
Sponsors	Recitals
Subsidiary	Section 8.13
Superior Proposal	Section 5.02(g)
Surface Right	Section 3.15(f)
Surviving Corporation	Section 1.01(b)
Surviving Entities	Section 1.01(b)
Surviving LLC	Section 1.01(a)
Takeover Laws	Section 3.13(b)
Takeover Proposal	Section 5.02(f)
Tax Return	Section 8.13
Taxes	Section 8.13
Taxing Authority	Section 8.13
Termination Equity Commitment Letters	Section 4.08
Trademarks	Section 8.13
Transaction Committee	Recitals

Annex I-5

Transaction Litigation	Section 8.13
Transactions	Section 8.13
Unvested LTIP Consideration	Section 2.05(b)
Unvested Option Consideration	Section 2.05(b)
Unvested Restricted Stock Consideration	Section 2.05(b)
USRPIs	Section 2.04(f)(iii)
Usufruct	Section 3.15(d)
Waiver Agreements	Section 8.13
WARN Act	Section 3.10(d)

Annex I-6